--
                                No. ____________

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                    FORM U-1
                             APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
   Energy East Corporation, One Canterbury Green, Stamford, Connecticut 06904
             CMP Group, Inc., 83 Edison Drive, Augusta, Maine 04336
    CTG Resources, Inc., 100 Columbus Boulevard, Hartford, Connecticut 06103

             (Name of company or companies filing this statement and
                     address of principal executive offices)

Kenneth M. Jasinski                           Arthur W. Adelberg
Executive Vice President and General          Executive Vice President
Counsel                                       CMP Group, Inc.
Energy East Corporation                       83 Edison Drive
One Canterbury Green                          Augusta, Maine 04336
Stamford, Connecticut 06904                   Telephone: (207) 623-3521
Telephone: (203) 325-0690

                               Arthur C. Marquardt
                     Chairman, President and Chief Executive
                                     Officer
                               CTG Resources, Inc.
                             100 Columbus Boulevard
                           Hartford, Connecticut 06103
                            Telephone: (860) 727-3000

                   (Names and addresses of agents for service)

                                   Copies to:

Elizabeth A. Moler, Esq.                      William T. Baker, Jr., Esq.
Adam Wenner, Esq.                             Thelen Reid & Priest
Vinson & Elkins L.L.P.                        40 West 57th Street
The Willard Office Building                   New York, New York 10019
1455 Pennsylvania Avenue, N.W.                Telephone: (212) 603-2106
Washington, D.C. 20004-1008
Telephone: (202) 639-6500

                           William T. Baker, Jr., Esq.
                              Huber Lawrence & Abell
                                605 Third Avenue
                            New York, New York  10158
                                 (212) 682-6200

                                TABLE OF CONTENTS


ITEM 1.    DESCRIPTION  OF  PROPOSED  MERGER                                   1

A.  INTRODUCTION                                                               1
    1.    General  Request                                                     3
    2.    Overview  of  the  Mergers                                           4
          a.    CMP  Group  Merger                                             4
          b.    CTG  Resources  Merger                                         4

B.  DESCRIPTION  OF  THE  PARTIES  TO  THE  MERGER                             5
    1.     Energy  East                                                        5
           a.     Public  Utility  Operations of Energy East                   5
           b.     Non-Public Utility Affiliates of Energy East                 8
           c.     Non-Public Utility Affiliates of Connecticut Energy         10
    2.     CMP  Group                                                         12
           a.     Public Utility Operations of CMP Group                      12
           b.     Non-Public Utility Affiliates of CMP Group                  14
    3.     CTG  Resources                                                     16
           a.     Public Utility Affiliate of CTG Resources                   16
           b.     Non-Public Utility Affiliates of CTG Resources              16

C.  DESCRIPTION  OF  THE  MERGER                                              17
    1.    CMP  Group  Merger  Agreement                                       17
    2.    CTG  Resources  Merger  Agreement                                   18

D.  MANAGEMENT  AND  OPERATION  OF  THE  COMPANIES
    FOLLOWING  THE  MERGER                                                    19

ITEM 2.   FEES,  COMMISSIONS  AND  EXPENSES                                   20

ITEM 3.   APPLICABLE  STATUTORY  PROVISIONS                                   20

A.  SECTION  9(A)(2)                                                          23
B.  SECTION  10(B)                                                            25
    1.    Section  10(b)(1)                                                   26
    2.    Section  10(b)(2)                                                   30
          a.    Reasonableness  of  Consideration                             30
          b.    Reasonableness  of  Fees                                      34
    3.    Section  10(b)(3)                                                   36
C.     SECTION  10(C)                                                         39
    1.    Acquisition  Must  be  Lawful                                       39
    2.    Combination and Integration of Electric Utility Operations          41
          a.    Changes  in the Electric Utility Industry                     43

          b.    Restructuring  of  NEPOOL  and  NYPP into Open,
                Competitive  and  Coordinated  Markets                        46
                (i)     The  NYPP  and  NYISO                                 48
                (ii)    NEPOOL  and  ISO-NE                                   53
                (iii)   Coordination between ISO-NE and NYISO                 56
                        (a)     Interface transfer capacity                   57
                        (b)     Coordination and joint planning by
                                NYSEG and  Central  Maine Power
                                through  the  NYISO and  ISO-NE               59
                (iv)    Integrating  Effects  of  NYISO  and
                        ISO-NE Transmission  Tariffs                          61
                (v)     NYSEG's and Central Maine Power's Transmission
                        Pricing Proposal Will Provide Additional Integration  62
          c.    Statutory  Standards  for  Electric  Integration
                Will  Be  Satisfied                                           63
                (i)     Physical  interconnection  or  capability
                        of  physical  interconnection                         63
                (ii)    Coordination of electric operations                   67
                (iii)   Single  area  or region                               71
                (iv) Not so large as to impair advantages of localized management, efficient operation, and the
                        effectiveness  of  regulation                         72
    3.    Combination  of  Gas  utility  operations                           74
          a.    Section 10(c)(1)                                              74
                (i)     Section  8                                            74
                (ii)    Section  11                                           75
          b.    "ABC"  Clauses                                                76
          c.    Gas  utility  integration  standards
                (Section  10(b)(2))                                           81
                (i)    Section 2(a)(29)(B): "substantial  economies
                       may  be  effectuated  by being operated as a
                       single  coordinated  system"                           83
                (ii)   Section  2(a)(29)(B):  "a single area or region
                       in  one  or  more  states"                             83
                (iii)  Section 2(a)(29)(B):  System  size  from
                       perspective of "the advantages of  local
                       management,  efficient  operation and the
                       effectiveness  of  regulation                          88
    4.    Economies and Efficiencies from the Merger (Section 10(c)(2))       88
          a.     Corporate  Operations                                        91
          b.     Administration                                               91
          c.     Non-Gas  Supply  Purchasing  Economies
          d.     Gas  Supply                                                  91
          e.     Additional  Expected  Benefits                               92
    5.    Retention  of  Non-Utility  Business                                93

D.  SECTION  10(F)                                                            95

ITEM 4:  REGULATORY  APPROVALS                                                95

A.       ANTITRUST                                                            96
B.       FEDERAL  POWER  ACT                                                  96
C.       ATOMIC  ENERGY  ACT                                                  96
D.       TELECOMMUNICATIONS                                                   97
E.       STATE  PUBLIC  REGULATION                                            97

ITEM 5:  PROCEDURE                                                            98

ITEM 6:  EXHIBITS  AND  FINANCIAL  STATEMENTS                                 98

A.       EXHIBITS                                                             98
B.       FINANCIAL  STATEMENTS                                               101

ITEM 7:  INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS                         101

                                       --
ITEM  1.     DESCRIPTION  OF  PROPOSED  MERGERS


A.     INTRODUCTION

     This Application/Declaration seeks approvals relating to the proposed combinations of Energy East Corporation ("Energy East") with CMP Group, Inc. ("CMP Group") and Energy East with CTG Resources, Inc. (collectively "the Companies") pursuant to which CMP Group and CTG Resources will each become a direct subsidiary of Energy East (both proposed combinations are referred to collectively as the "Merger"). Following the consummation of the Merger, Energy East will register with the Securities and Exchange Commission (the "SEC" or "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act"). (1)

     The Act was intended, among other things, to prevent the evils that arise "when the growth and extension of holding companies bears no relation to the economy of management and operation or integration and coordination of related operating properties " In contrast, post-Merger Energy East will exemplify the growth that promotes economies and coordination of related operating properties within a single region in a manner consistent not only with the policies of the Act, but also with the policies of both the Federal Energy Regulatory Commission ("FERC") and with state regulatory initiatives. Moreover, as discussed in detail below, integration of New York State Electric & Gas Corporation ("NYSEG") and Central Maine Power Company ("Central Maine Power") as members of adjacent, highly interconnected and coordinated power pools and independent system operators ("ISOs") represents a reasoned evolution of the integration requirements under the Act. Here, through the combination of membership in highly integrated power pools and ISOs, the instant availability of open access, non-discriminatory intra- and inter- pool transmission through internet-based Open Access Same-time Information Systems ("OASIS") sites, the reduction of "pancaked" transmission charges, and coordinated electric utility operations, the Merger will increase the efficiency of the competitive markets in the northeastern United States, thereby "serv[ing] the public interest by tending toward the economical and efficient development of an integrated public utility system."

-------------------

(1) Prior to completion of the Merger, the Companies expect to file one or more additional applications-declarations under the Act with respect to ongoing financing activities and other matters pertaining to Energy East after the Merger.

     The Merger is expected to produce substantial benefits to the public, investors and consumers, and meet all applicable standards of the Act. The
Companies believe that the Merger will allow shareholders and consumers to participate in a larger, financially stronger company that, through a combination of the capital, management, and technical expertise of each Company, will be a strong competitor in the rapidly evolving market for energy and energy services, will be able to achieve increased financial stability and strength, greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity, and optimization of their respective portfolios of gas supply and transportation through joint management. The Companies believe the Merger will significantly improve the competitive positions of their utility subsidiaries and create greater opportunities for growth.

     The shareholders of CMP Group and CTG Resources approved their respective mergers with Energy East at meetings held on October 7, 1999 and October 18, 1999, respectively. Each of the Companies has submitted applications requesting approval of the Merger and/or related matters to the appropriate state and federal regulators. Applications are pending before the Maine Public Utilities Commission ("MPUC"), the Connecticut Department of Public Utility Control ("DPUC"), the FERC, the Nuclear Regulatory Commission ("NRC"), and the Federal Communications Commission ("FCC"). Finally, all three Companies will make the required filings with the Antitrust Division of the U.S. Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). See Exhibits D-1 through D-13 and Item 4 below for additional detail regarding these regulatory approvals. It is anticipated that favorable responses will be received from these regulators by June 2000.

     In order to permit timely consummation of the Merger and the realization of the substantial benefits it is expected to produce, Energy East requests that the Commission's review of this Application/Declaration commence and proceed as expeditiously as practicable, and that the Commission order be issued no later than June 2000. To the extent that all of the state and other approvals have not been received by that time, Energy East asks the Commission to condition the effectiveness of its order upon receipt of all necessary state and other regulatory approvals.

     1.     General  Request
            ----------------

     Pursuant to Sections 9(a)(2) and 10 of the Act, Energy East hereby requests authorization and approval of the Commission to acquire, by means of the Merger, 100 percent of the issued and outstanding common stock of each of CTG Resources and CMP Group, exclusive of dissenters' shares. A chart of the proposed corporate structure of Energy East following consummation of the Merger is attached hereto as Exhibit E-5. Energy East also hereby requests that the Commission approve:

          (i) the operation of Energy East as a combination electric and gas utility holding company; and

          (ii) the retention by Energy East of its non-utility activities, businesses and investments and the acquisition by Energy East of the non-utility activities, businesses and investments of CMP Group and CTG Resources.

     2.     Overview  of  the  Mergers
            --------------------------

          (a)     CMP  Group  Merger
                  ------------------

     Pursuant to an Agreement and Plan of Merger, dated as of June 14, 1999 (the "CMP Group Merger Agreement"), EE Merger Corp., a Maine corporation and a wholly-owned subsidiary of Energy East, will be merged with and into CMP Group, with CMP Group being the surviving corporation (the "CMP Group Merger"). Subject to regulatory and shareholder approval, Energy East will purchase all common shares of CMP Group, exclusive of dissenters' shares, for $29.50 per share, for a total cash value of $957 million. Energy East will also assume approximately $271 million of preferred stock and long-term debt. A copy of the CMP Group Merger Agreement is incorporated by reference as Exhibit B-2 hereto. As a result of these transactions, CMP Group will become a direct subsidiary of Energy East. Energy East will establish a new corporate office in Portland, Maine.

          (b)     CTG  Resources  Merger
                  ----------------------

     Pursuant to an Agreement and Plan of Merger, dated as of June 29, 1999 (the "CTG Resources Merger Agreement"), CTG Resources will be merged with and into Oak Merger Co., a Connecticut corporation and a wholly-owned subsidiary of Energy East, with Oak Merger Co. being the surviving corporation (the "CTG Resources Merger"). The common shareholders of CTG Resources will receive for each issued and outstanding share of common stock the right to receive $41.00 in cash, Energy East common stock or a combination of cash and Energy East common stock. A copy of the CTG Resources Merger Agreement is incorporated by reference as Exhibit B-1 hereto. As a result of these transactions, CTG Resources will become a direct subsidiary of Energy East.

B.     DESCRIPTION  OF  THE  PARTIES  TO  THE  MERGER

     1.     Energy  East
            ------------

     On May 1, 1998, Energy East became the parent of NYSEG. Energy East neither owns nor operates any physical properties. Energy East is currently a public utility holding company exempt from all provisions of the Act, except
Section 9(a)(2), under Section 3(a)(1) of the Act by order of the Commission dated February 12, 1999. Energy East Corporation, et al., Holding Co. Act
                             ----------------------------------
Release ("HCAR") No. 26976 (Feb. 12, 1999). (2) Energy East, through its subsidiaries, is an energy delivery, products and services company with operations in New York, Massachusetts, Maine, New Hampshire, Vermont and New Jersey. Energy East has offices in New York and Connecticut. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "NEG." Energy East's principal executive offices are located at One Canterbury Green, P.O. Box 1196, Stamford, Connecticut 06904-1196.

          (a)     Public  Utility  Operations  of  Energy  East

     New  York  State  Electric  &  Gas  Corporation
     -----------------------------------------------

     NYSEG, a regulated public utility incorporated under the laws of the State of New York, is a combination electric and gas utility serving 826,000 electric customers and 244,000 natural gas customers in upstate New York. NYSEG has divested substantially all of its generating assets. It retains hydroelectric facilities with an aggregate capacity of 62 MW, non-utility generation ("NUG") contracts and contracts pursuant to which the New York Power Authority ("NYPA") sells power to NYSEG, as well as an 18 percent ownership interest in the Nine Mile Point Unit 2 nuclear plant ("NM2"). NYSEG has reached an agreement to sell its share of NM2.(3) The transaction is expected to close in the second quarter of 2000. NYSEG is engaged in the business of purchasing, transmitting and distributing electricity and purchasing, transporting and distributing natural gas. NYSEG also generates electricity from its 18 percent share of NM2 and from its hydroelectric stations.

-------------------

(2)  See  Energy  East Corporation, et al., Holding Co. Act Release ("HCAR") No.
     ---  --------------------------------
     26976  (Feb.  12,  1999).

(3) NYSEG has contracted to sell its 18 percent interest in NM2 to AmerGen Inc. Approval of that sale is pending before the New York Public Service Commission ("NYPSC"). An application for authorization to transfer associated jurisdictional facilities filed pursuant to Section 203 of the Federal Power Act is also pending before the FERC.

NYSEG has contracted to sell its 18 percent interest in NM2 to AmerGen Inc. Approval of that sale is pending before the New York Public Service Commission ("NYPSC"). An application for authorization to transfer associated jurisdictional facilities filed pursuant to Section 203 of the Federal Power Act is also pending before the FERC.

     NYSEG's service territory, 99 percent of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG's service territory has an area of approximately 19,900 square miles and a population of 2,400,000. The larger cities in which NYSEG serves both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport, New York. The service territory reflects a diversified economy, including high-tech firms, light industry, colleges and universities, agriculture and recreational facilities. No customer accounts for five percent or more of either electric or natural gas revenues. During 1996 through 1998, approximately 84 percent of NYSEG's operating revenue was derived from electric service with the balance derived from natural gas service.

     After the sale of its interest in NM2, NYSEG will be engaged almost entirely in the transmission and distribution of electricity and the distribution of natural gas. As of December 31, 1998, NYSEG's electric transmission system consisted of approximately 4,482 circuit miles of line. NYSEG's electric distribution system consisted of 33,858 pole-miles of overhead lines and 2,109 miles of underground lines. NYSEG, which is a member of the New York Power Pool ("NYPP"), has committed to transfer control of its transmission system to the New York Independent System Operator ("NYISO"). (4) , 87 F.E.R.C. 61,135 (1999). The NYISO is expected to begin operations no later than January 2000.

-------------------

(4)  Central Hudson Gas & Electric Corp., et al.,  87  F.E.R.C.  61,135  (1999).
     --------------------------------------------
     The NYISO is expected to begin operations no later than January 2000. References to NYISO operations in the present tense in this Application/Declaration are intended to recognize that the operational start date for the NYISO is imminent.

The NYISO, an independent operator of utilities' transmission systems, will operate the transmission systems of all of the public utility systems in New York. (5)

     CMP  Natural Gas, L.L.C.
     ------------------------
     CMP Natural Gas, L.L.C. ("Maine Gas Co.") was established to furnish natural gas distribution service, on a non-exclusive basis, in certain areas of Maine, including, among others, the Bethel Windham, Augusta, Waterville and Bangor metropolitan areas, and the coastal area, including Brunswick and Bath. Maine Gas Co. began to provide service to retail customers in May 1999. Maine Gas Co. is a joint venture between New England Gas Development Corp., a wholly-owned subsidiary of CMP Group, and Energy East Enterprises, a wholly-owned subsidiary of Energy East.

     Connecticut  Energy  Corporation
     --------------------------------

     On April 23, 1999, Connecticut Energy Corporation ("Connecticut Energy") and Energy East entered into an agreement and plan of merger. By separate application dated August 30, 1999, Energy East has requested authorization from the Commission for Connecticut Energy to merge with and into a wholly-owned subsidiary of Energy East. The Commission's ruling on Energy East's August 30, 1999 application is still pending. (6)

     Connecticut Energy, an exempt holding company that neither owns nor operates any physical property, is primarily engaged in the retail distribution of natural gas through its principal wholly-owned subsidiary, The Southern
Connecticut Gas Company ("Southern Connecticut Gas"). Connecticut Energy, through its subsidiaries, is an energy delivery, products and services company that provides an array of energy commodities and services to commercial and industrial customers throughout New England. Connecticut Energy's principal executive offices are located at 855 Main Street, Bridgeport, Connecticut 06604. Connecticut Energy and its subsidiaries had 480 full-time employees as of December 31, 1998. Southern Connecticut Gas had 467 employees as of December 31, 1998.

--------------------

(5) A detailed description of the history, purpose, and regulatory authority of the NYISO appears in Item 3.C.2.(b).(i).

(6) In order not to unduly delay or complicate the instant application, it will be assumed for purposes of the instant application that the Connecticut Energy application has been granted, pursuant to the terms described in the August 30, 1999 application. Thus, Connecticut Energy's utility and non-utility affiliates will be assumed to be, and will be described herein as, current affiliates of Energy East.

     Southern  Connecticut  Gas
     --------------------------

     Southern Connecticut Gas, a public service company incorporated under the laws of the State of Connecticut, is engaged in the retail distribution of natural gas for residential, commercial and industrial uses and the transportation of natural gas for commercial and industrial users. Southern Connecticut Gas serves approximately 158,000 customers in the State of Connecticut, primarily in 22 towns along the southern Connecticut coast from Westport to Old Saybrook, which include the urban communities of Bridgeport and New Haven. Southern Connecticut Gas is the sole distributor of natural gas, other than bottled gas, in its service area.

          (b)     Non-Public  Utility  Affiliates  of  Energy  East

     Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. These include Energy East Enterprises ("EE Enterprises"), a Maine corporation, and XENERGY Enterprises, Inc. ("XENERGY Enterprises"), a Delaware corporation.

     EE Enterprises was organized in 1998 and owns natural gas and propane air distribution companies. EE Enterprises is a wholly-owned subsidiary of Energy East and is currently an exempt public utility holding company under the Act by order of the Commission dated February 12, 1999. (7) It indirectly holds public utility assets through its ownership of a 77 percent interest in Maine Gas Co. EE Enterprises' non-utility subsidiaries are New Hampshire Gas Corporation, an energy services company in New Hampshire specializing in propane air distribution systems; Southern Vermont Natural Gas

(7)  See  Energy  East  Corporation,  et  al., HCAR  No.  26976 (Feb. 12, 1999).
     ---  ----------------------------------

Corporation, which is developing a combined natural gas supply and distribution project that includes an extension of a pipeline from New York to Vermont by Iroquois Gas Transmission System, and the development of natural gas distribution systems in Vermont; and Seneca Lake Storage, Inc., which proposes to own and operate a gas storage facility in New York.

     XENERGY Enterprises, a wholly-owned subsidiary of Energy East, was organized in 1992. It invests in providers of energy and telecommunication services. XENERGY Enterprises currently holds no public utility assets and is neither a public utility company nor a holding company under the Act. XENERGY Enterprises' principal subsidiaries are XENERGY Inc., an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management; Energy East Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the northeastern United States; NYSEG Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the State of New York; Energy East Telecommunications, Inc. which provides telecommunication services, including the construction and operation of fiber optic networks; and Cayuga Energy, Inc., which holds investments in cogeneration facilities. Energy East's other current direct non-utility subsidiaries are as follows:

- Energy East Management Corporation, a Delaware corporation, invests the proceeds of the sale of an affiliate's generation assets.

- Oak Merger Co., a Connecticut corporation, was formed solely for the purpose of consummating the proposed merger with CTG Resources, pursuant to the CTG Resources Merger Agreement. As described in more detail in Item 1.C.2 herein, Oak Merger Co. will be the surviving party in such merger and will remain a wholly-owned subsidiary of Energy East. Upon consummation of such merger, Oak Merger Co. will change its name to, and operate under, the name of "CTG Resources, Inc."

- EE Merger Corp., a Maine corporation, was formed solely for the purpose of consummating the proposed merger with CMP Group, pursuant to the CMP Group Merger Agreement. As described in more detail in Item 1.C.1 herein, CMP Group will be the surviving party in such merger and will become a wholly-owned subsidiary of Energy East.

     (c)     Non-Public  Utility  Affiliates  of  Connecticut  Energy.
             --------------------------------------------------------

     Connecticut Energy also has a number of direct and indirect subsidiaries that are not "public-utility companies" under the Act. These include CNE Energy Services Group, Inc. ("CNE Energy"), CNE Development Corporation ("CNE Development") and CNE Venture-Tech, Inc. ("CNE Venture-Tech"). All three of these non-utility subsidiaries are Connecticut corporations.

- CNE Energy, a wholly-owned subsidiary of Connecticut Energy, provides an array of energy products and services to commercial and industrial customers throughout New England, both on its own and through its participation as a member of various energy-related limited liability companies. CNE Energy's principal subsidiaries are: (i) Conectiv/CNE Energy Services, LLC, a 50/50 joint venture of CNE Energy and Energy East Solutions, Inc., a subsidiary of Energy East, that sells natural gas, fuel oil and other services to commercial, industrial and municipal customers in New England; (ii) Total Peaking Services, LLC, a 50/50 joint venture of CNE Energy and Conectiv Energy Supply, Inc., which operates a 1.2 billion cubic foot liquefied natural gas open access storage facility in Milford, Connecticut; and (iii) Conectiv/CNE Peaking, LLC, a 50/50 joint venture of CNE Energy and Conectiv Energy Supply, Inc., which provides a firm in-market supply source to assist energy marketers and local gas distribution companies in meeting the maximum demands of their customers by offering firm supplies for peak-shaving and emergency deliveries.

-    CNE  Development,  a wholly-owned  subsidiary of Connecticut  Energy,  is a
     16.67 percent equity participant in East Coast Natural Gas Cooperative, LLC, which purchases and stores gas spot supplies, provides storage service utilization services and is involved in bundled sales.

- CNE Venture-Tech, a wholly-owned subsidiary of Connecticut Energy, invests in ventures that produce or market technologically advanced energy-related products. CNE Venture-Tech's investments include a 7.8884 percent limited partnership interest in Nth Power Technologies Fund I, L.P., which invests in companies that develop, produce and market innovative energy-related products; and CIS Service Bureau, LLC, a service bureau which provides access to customer-billing software and other related services for local distribution and other utility-type companies (including Southern Connecticut Gas) and which is wholly-owned by CNE Venture-Tech.

     For the year ended December 31, 1998, electric revenues of approximately $1,706,876,000 and gas revenues of approximately $305,881,000 accounted for approximately 85 percent and 15 percent, respectively, of Energy East's consolidated gross utility revenues. Energy East's utility operating income and utility net income available for common stock were $482,720,000 and $205,215,000, respectively. Consolidated assets of Energy East and its subsidiaries as of December 31, 1998, were approximately $4.9 billion, consisting of $3.9 billion in net utility plant and $1.0 billion in other utility and non-utility assets. For the twelve months ended December 31, 1998, consolidated operating revenues, operating income and net income for Energy East and its subsidiaries were approximately $2,499,418,000, $474,839,000, and

$194,205,000, respectively. Connecticut Energy's operating revenues totaled approximately $242,431,000 for the fiscal year ended September 30, 1998. Connecticut Energy's consolidated net income for the same period was $19 million.

     2.     CMP  Group

     CMP Group is a holding company by virtue of owning, among others, directly or indirectly, more than five percent of the voting securities of Central Maine Power Company ("Central Maine Power"), Maine Electric Power Company, Inc. ("MEPCo"), NORVARCO and Maine Gas Co., all public utility companies as defined in the Act. CMP Group is exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act, by order of the Commission dated February 12, 1999.(8) CMP Group, Inc., et al., HCAR No. 26977 (Feb. 12, 1999).
                         ----------------------
CMP Group's principal utility subsidiary, Central Maine Power is primarily engaged in purchasing, transmitting, distributing and selling electricity to retail customers in Maine and to wholesale customers, principally other utilities.

          (a)     Public  Utility  Operations  of  CMP  Group

     Central  Maine  Power
     ---------------------

     Central Maine Power is the largest electric utility in Maine and serves over 533,000 customers in its 11,000 square-mile service area in southern and central Maine. Central Maine Power had approximately $939 million in consolidated electric operating revenues in 1998. Central Maine Power is subject to the regulatory authority of the MPUC and FERC.

     Central Maine Power has divested and/or relinquished control over substantially all of its generating assets and purchase power contracts and now functions primarily as an electric transmission and distribution utility. Central Maine Power has sold its hydroelectric, fossil and biomass generating assets, (9) and has recently reached an agreement to sell one of its two remaining

-----------------------

(8)  See  CMP  Group,  Inc.,  et  al.,  HCAR  No.  26977  (Feb.  12,  1999).
     ---  ---------------------------

(9) Central Maine Power sold these assets to a non-affiliated third party, FPL Energy, a subsidiary of FPL Group.

investments in operating nuclear plants. (10) While Central Maine Power may retain ownership of some of its nuclear and NUG capacity, it is selling its entitlements to purchase capacity and energy under the NUG contracts, as well as its entitlements to energy from its 2.5% interest in the Millstone 3 nuclear plant, and its entitlements in a firm energy contract with Hydro Quebec. The sales of generating capacity and entitlements to purchase capacity and energy under NUG contracts were conducted pursuant to the requirements of Maine's recently enacted electric utility restructuring legislation and MPUC Rules and Regulations. (11) As of March 1, 2000, Central Maine Power will not control any generation resources. Also beginning March 1, 2000, all retail electric consumers in Maine will have the authority to choose their electric supplier. Since under Maine law, Central Maine Power would be able to serve only a limited number of retail customers and would not be the supplier of last resort, Central Maine Power has elected not to continue as a retail electric supplier. In the future, Central Maine Power will be a "wires" only transmission and distribution utility.

     As of December 31, 1998, Central Maine Power's delivery system consisted of 2,293 miles of overhead transmission lines, 19,438 pole-miles of distribution lines and 1,434 miles of underground submarine cable. Central Maine Power is a member of the New England Power Pool ("NEPOOL") and has transferred control over its pool transmission facilities ("PTF") system to ISO New England Inc. ("ISO-NE"). (12) It maintains high-voltage connections with other electric systems at the New Hampshire and New Brunswick, Canada borders.

-----------------------

(10) On October 15, 1999, Central Maine Power, together with the other owners of Vermont Yankee, announced acceptance of a bid by AmerGen Energy Company to purchase the plant.

(11) 35-A M.R.S.A. 3204; and Chapt. 307 MPUC Rules and Regulations.

(12) New England Power Pool, 79 F.E.R.C. 61,374 (1997). The ISO-NE operates
     ----------------------
     the  transmission  systems  of all of the  public  utility  systems  in New
     England.   A  detailed   description   of  the   ISO-NE   appears  in  Item
     3.C.2.(b).(ii).

     MEPCo  and  NORVARCO
     --------------------

     Central Maine Power currently has two electric utility subsidiaries, organized and operating almost exclusively in Maine: MEPCo and NORVARCO. (Central Maine Power, MEPCo and NORVARCO are referred to collectively as the "CMP Electric Utilities.") MEPCo owns and operates a 345kV transmission interconnection between the Maine-New Brunswick, Canada international border at Orient, Maine. Central Maine Power owns a 78.3 percent voting interest in MEPCo, with the remaining interests owned by two other Maine utilities. Also, NORVARCO holds a 50 percent general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection.

     Maine  Gas  Co.
     ---------------

     Maine Gas Co., a natural gas distribution company, is a joint venture of New England Gas Development Corporation and EE Enterprises. New England Gas Development Corporation, a wholly-owned subsidiary of CMP Group, holds an approximately 23 percent interest in Maine Gas Co.

     Other  Nuclear  Interests
     -------------------------

     Central Maine Power also owns a 38 percent voting interest in Maine Yankee Atomic Power Company, which owns the Maine Yankee nuclear electric generating plant in Wiscasset, Maine. Maine Yankee's plant was permanently shut down on August 6, 1997. Central Maine Power also holds (i) a 9.5 percent voting interest in Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, and (ii) a six percent voting interest in Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut.

          (b)     Non-Public  Utility  Affiliates  of  CMP  Group

     CMP  Group's  non-utility  subsidiaries  are  as  follows:

- CNEX (trade name for CMP International Consultants) provides consulting, planning, training, project management, and information and research services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services.

- MaineCom Services ("MaineCom") provides telecommunications services, including point-to-point connections, private networking, consulting, private voice and data transport, carrier services, and long-haul transport. It is subject to regulation by the MPUC with respect to making available a fiber optics cable for public use in Maine.

- NorthEast Optic Network, Inc. develops, constructs, owns and operates a fiber optic telecommunications system in New York and New England. MaineCom owns 37.9 percent of its common stock.

- TeleSmart provides collections and related accounts receivable management services and has a division which collects charged-off accounts.

- Central Securities Corporation owns and leases office and service facilities in Central Maine Power's service territory for the conduct of Central Maine Power's business. Central Maine Power owns all of the outstanding common stock of Central Securities.

- Cumberland Securities Corporation also owns and leases office and service facilities in Central Maine Power's service territory for the conduct of Central Maine Power's business. Central Maine Power owns all of the outstanding common stock of Cumberland Securities.

- The Union Water-Power Company ("Union Water") provides utility construction and support services (On Target division); energy efficiency performance contracting and energy use and management services (Combined Energies division); and commercial and residential real estate development services (Union-Land Services and MaineHome Crafters division). Union Water is a wholly-owned subsidiary of CMP Group.

     For the year ended December 1998, CMP Group's operating revenue on a consolidated basis was approximately $950,327,000 of which approximately $938,739,000 was derived from electric operations, and $11,588,000 from other operations. Consolidated assets of CMP Group and its subsidiaries at December 31, 1998 were approximately $1,077,112,000 in net electric utility property, plant and equipment; and approximately $1,185,772,000 in other corporate assets.

     3.     CTG  Resources

     CTG Resources is the parent company of Connecticut Natural Gas Corporation ("CNGC"), a regulated local natural gas distribution company, and of CNG Realty Corp. ("CNGR") and The Energy Network, Inc. ("TEN"), non-utility subsidiaries. CTG Resources is a holding company by virtue of owning all of the common stock of CNGC, a public utility company as defined in the Act, which owns and operates a local natural gas distribution system in the State of Connecticut. CTG Resources is currently exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(1) of the Act and Rule 2 thereunder.

          (a)     Public  Utility  Affiliate  of  CTG  Resources

     Connecticut  Natural  Gas  Corporation
     --------------------------------------

     CNGC, the regulated subsidiary of CTG Resources, distributes gas to approximately 143,300 customers in 22 Connecticut communities, principally in the Hartford-New Britain area and Greenwich. CNGC's gas distribution business is subject to regulation by the DPUC as to franchises, rates, standards of service, issuance of securities, safety practices and certain other matters. Retail sales of gas by CNGC and deliveries of gas owned by others are made pursuant to rate schedules and contracts filed with and subject to DPUC approval.

          (b)     Non-Public  Utility  Affiliates  of  CTG  Resources

- CNGR, formed in 1977, is a single purpose corporation which owns the Operating and Administrative Center located on a seven-acre site in downtown Hartford, Connecticut. CNGR engages in no other business activity.

- TEN is an unregulated subsidiary of CTG Resources, which was incorporated in 1982. TEN and its wholly-owned subsidiary, The Hartford Steam Company ("HSC"), provide district heating and cooling services to a number of large buildings in Hartford, Connecticut.

- TEN's wholly-owned subsidiary TEN Transmission, owns CTG Resources' 4.87 percent interest in Iroquois Gas Transmission System.

- TEN's other unregulated operating divisions offer energy equipment rentals, property rentals and financing services and own a 3,000 square foot building in Hartford, Connecticut.

     For the fiscal year ended 1998, CTG Resources' operating revenues on a consolidated basis were approximately $282,748,000, of which approximately $262,446,000 were derived from gas operations and $20,302,000 were from other operations. Consolidated assets of CTG Resources and its subsidiaries at September 30, 1998 were approximately $294,704,000 in identifiable gas utility property, plant and equipment; and approximately $164,477,000 in other corporate assets.

C.     DESCRIPTION  OF  THE  MERGER

     1.     CMP  Group  Merger  Agreement

     On June 14, 1999, CMP Group , Energy East and EE Merger Corp. entered into the CMP Group Merger Agreement, providing for a merger transaction among CMP Group, Energy East and EE Merger Corp.

     Pursuant to the CMP Group Merger Agreement, EE Merger Corp. will merge with and into CMP Group, with CMP Group being the surviving corporation and becoming a wholly-owned subsidiary of Energy East. The CMP Group Merger, which was unanimously approved by the respective boards of directors of CMP Group, Energy East and EE Merger Corp., is expected to occur shortly after all of the conditions to the consummation of the CMP Group Merger, including the receipt of required regulatory and shareholder approvals, are satisfied.

     Under the terms of the CMP Group Merger Agreement, each outstanding share of CMP Group's common stock, $5.00 par value per share, other than dissenting shares and any treasury shares or shares owned by any subsidiary of the CMP Group, Energy East or any of their subsidiaries will be converted into the right to receive $29.50 in cash. Pursuant to the CMP Group Merger Agreement, approximately $957 million in cash will be paid to holders of shares of CMP Group common stock.

     2.     CTG  Resources  Merger  Agreement

     On June 29, 1999, CTG Resources entered into the CTG Resources Merger Agreement with Energy East and Oak Merger Co. ("Oak"), pursuant to which CTG
Resources  will  merge  with  and  into  Oak.

     Under the terms of the CTG Resources Merger Agreement, each outstanding share of CTG Resources common stock, other than dissenting shares, will be converted into the right to receive (i) $41.00 in cash ("CTG Resources Cash Consideration"); or (ii) a number of shares of Energy East common stock equal to the Exchange Ratio; or (iii) the right to receive a combination of cash and shares of Energy East common stock. The "Exchange Ratio" shall be equal to the CTG Resources Cash Consideration divided by either: (i) the Energy East share price if the Energy East share price is equal to or less than $30.13 and equal to or more than $23.67, (ii) $30.13 if the Energy East share price is greater than $30.13, in which case the Exchange Ratio will equal 1.3609, or (iii) $23.67 if the Energy East share price is less than $23.67, in which case the Exchange Ratio will equal 1.7320. The Energy East share price will equal the average of the closing prices of Energy East common stock as reported in the Wall Street Journal, for the 20 trading days immediately preceding the second trading day prior to the effective time of the CTG Resources Merger. The aggregate number of shares of CTG Resources' common stock that is convertible into cash is limited to 55 percent of the total number of shares of CTG Resources common stock issued and outstanding as of the effective time of the CTG Resources Merger.

D.     MANAGEMENT  AND  OPERATION  OF  THE  COMPANIES  FOLLOWING  THE  MERGER

     At the effective date of the CMP Group Merger, David T. Flanagan, the current President and Chief Executive Officer of CMP Group, and two current directors of CMP Group will be elected as members of the Board of Directors of Energy East. At that time, Mr. Flanagan will become President of Energy East and Chairman, President and Chief Executive Officer of the surviving company (which will be a subsidiary of Energy East), and Arthur W. Adelberg, who currently serves as Executive Vice President of CMP Group, will become a Senior Vice President and the Chief Financial Officer of Energy East. Sara J. Burns, who currently serves as President of Central Maine Power, will continue serving as President of Central Maine Power after consummation of the CMP Group Merger.
F. Michael McClain, Vice President, Corporate Development of CMP Group, will serve as the President of one or more non-utility subsidiaries of Energy East, Xenergy Enterprises, and/or CMP Group after the CMP Group Merger becomes effective.

     Commencing at the effective date of the CTG Resources Merger, and continuing until his successor is duly elected, Arthur C. Marquardt will be President and Chief Executive Officer of the surviving corporation and will hold other positions in other subsidiary corporations of Energy East as specified in his employment agreement. One director of CTG Resources will become a director of Energy East. The officers of Oak immediately prior to the consummation of the CTG Resources Merger will be the initial officers of the surviving corporation (except that Mr. Marquardt will be the President and Chief Executive Officer of the surviving corporation) and will hold office from the effective date until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the surviving corporation.

ITEM  2.     FEES,  COMMISSIONS  AND  EXPENSES

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, by the Companies in connection with the Merger, including the solicitation of proxies, the payment of legal and investment banker fees and other related matters are estimated as follows:


Commission filing fee for the Registration Statement on Form S-4
in connection with the CTG Resources Merger. . . . . . . . . . . . . . .  $    67,915

Commission filing fee for the CMP Group Proxy Statement. . . . . . . . .      194,289
Accountants' fees. . . . . . . . . . . . . . . . . . . . . . . . . . . .      500,000
Legal fees and expenses. . . . . . . . . . . . . . . . . . . . . . . . .    6,000,000
Shareholder communication and proxy solicitation . . . . . . . . . . . .      405,000
Investment bankers' fees and expenses. . . . . . . . . . . . . . . . . .   20,200,000
Consulting fees related to the Merger. . . . . . . . . . . . . . . . . .    1,500,000
Expenses related to integrating the operations of the merged company and miscellaneous

TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35,500,000

ITEM  3.     APPLICABLE  STATUTORY  PROVISIONS

     The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:


Section of the Act  Transactions  to  which  section  or rule is or may be
------------------  ------------------------------------------------------
                    applicable
                    ----------

9(a)(2), 10         Acquisition  indirectly  by Energy  East of common  stock of public utility subsidiaries of CMP Group and public utility subsidiary of CTG Resources.

8,  11(b),          Retention  by Energy East of its existing retail gas utility
                    operations;   retention   by  Energy  East  of   non-utility
                    businesses of Energy East, CMP Group and CTG Resources; and operation of Energy East as a combination electric and gas utility holding company.

To the extent that other sections of the Act are deemed applicable to the Merger, such sections should be considered to be set forth in this Item 3.

     Background
     ----------

     As discussed in detail below, until recently both NYSEG and Central Maine Power were vertically integrated utilities, and each provided "bundled" sales service (i.e., energy, capacity, ancillary services, transmission and local
          ----
distribution, combined to be a single product -- delivered electricity) to wholesale and retail customers. Prior to its recent divestiture of generating assets, NYSEG owned approximately 2,557 MW of generating capacity and Central Maine Power owned approximately 1,070 MW of generating capacity. Also, within their franchised service areas, both NYSEG and Central Maine Power were granted the exclusive right to provide electricity to their retail customers.

     The historical industry structure of vertically integrated utilities providing electric service within franchised service areas began to change with the development of the "generation-only" power business that was mobilized by the enactment of the Public Utility Regulatory Policies Act of 1978 ("PURPA") and the Energy Policy Act of 1992. Also contributing to this change were the actions of state and federal regulators in attempting to overcome the inherent incentive for vertically integrated companies to use their transmission and distribution systems to favor sales from their own (or affiliated) generating resources or their purchased power contracts, over energy provided by unaffiliated suppliers. Regulators were concerned that utilities would limit competition at the generation level, which would otherwise have imposed downward pressure on prices, to the advantage of customers. As described more fully below, the policy underlying recent state and federal policy has been to reduce or eliminate the incentives and opportunities for vertically integrated utilities to constrain competition, by requiring utilities to divest generation, to separate "functionally" their merchant functions from their transmission functions, and to transfer operational control of their transmission systems to Regional Transmission Organizations ("RTOs"). Many state and federal policy makers have concluded that competition at the generation level is fostered by according retail customers the right to obtain "unbundled" electric energy from a supplier of their choice, and, with respect to retail and wholesale customers, by requiring utilities to provide open-access, nondiscriminatory transmission and distribution service over their transmission and distribution systems.

     In states in which these types of structural changes have been implemented, transmission-owning utilities no longer have the ability to dictate which generation units or purchased power contracts will be dispatched to serve customer load. Instead, that selection is made through a competitive process, either in the form of bilateral contracts between the seller and buyer (or representatives of either) or through an established centralized market or power exchange. In either case, the operation and dispatch of generation is no longer performed or controlled by the transmission-owning distribution utility, but rather by unaffiliated buyers and sellers responding to the laws of supply and demand in accordance with the policies of an RTO.

     The fundamental changes in the historical structure of the utility industry have profound effects on the "integration" and operation as a "single interconnected and coordinated system," as these terms are used in the Act. The Companies are well aware of the considerable challenge the Commission faces in applying the Act to an evolving industry structure. Thus, the Companies are including in this section of the Application/Declaration a detailed description of the industry restructuring to date in both New York and New England in order to assist in the Commission's review and to establish the framework for integration as applied to the Merger.

A.   Section  9(a)(2)

     Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

     Energy East, CMP Group and CTG Resources are holding companies as defined in Section 2(a)(5) of the Act. As a result of the Merger, Energy East, directly or indirectly, will acquire more than five percent of the voting securities of the public utility subsidiaries of both CMP Group and CTG Resources. Energy East will thus become an "affiliate," as defined in Section 2(a)(11)(A) of the Act, of the public utility subsidiaries of both CMP Group and CTG Resources. Accordingly, Energy East must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     The Companies believe that the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission.
Thus:

          - the Merger will not create detrimental interlocking relations or concentration of control;

          -    the   consideration  to  be  paid  in  the  Merger  is  fair  and reasonable;

          - the Merger will not result in an unduly complicated capital structure for the post-Merger Energy East system;

          - the Merger is in the public interest and the interests of investors and consumers;

          -    the Merger is consistent with Sections 8 and 11 of the Act;

          - the Merger tends toward the economical and efficient development of an integrated public utility system; and

          -    the Merger will comply with all applicable state laws.

     The Commission's approval of this Application/Declaration will facilitate the creation of a holding company which will be better able to compete in the rapidly evolving utility industry, and is consistent with the Commission's precedents for transactions previously approved by the Commission under the Act. Additionally, the Merger and the requests contained in this Application/Declaration are consistent with the interpretive recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"). The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulationand minimize regulatory overlap, while protecting the interests of consumers and investors,"(13) is germane to the Commission's review of this Application/Declaration since, as demonstrated below, the Merger will benefit both consumers and shareholders of post-Merger Energy East and since the other federal and state regulatory authorities with jurisdiction over the Merger are expected to approve the Merger as in the public interest. In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to utility ownership(14) and diversification,(15) in particular, are applicable to the Merger.

-----------------------
(13) Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report.

(14) Among other things, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements under the Act; interconnection through power pools, reliability councils and wheeling arrangements can satisfy the physical interconnection requirement of Section 2(a)(29); the geographic requirements of Section 2(a)(29)(A) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71-77.

(15) The 1995 Report recommends that, for example, the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities. 1995 Report at 88-90. The recommendations regarding energy-related diversification were incorporated in Rule 58.

B.     SECTION  10(B)

     Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

(1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

(2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

(3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

     1.     Section  10(b)(1)
            -----------------

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system.(16) In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." (17) As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to
                                                                     --------
benefit investors and consumers. (18)

     The Merger is not being undertaken for the purpose of extending Energy East's control over regulated public utilities and will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. The primary objective of Energy East in the Merger is to become positioned to participate in the growing and increasingly competitive northeastern United States energy market. The Applicants believe that their combination provides a unique opportunity for Energy East, CMP Group and CTG Resources and their respective shareholders, customers and employees to participate in the formation of a competitive energy services provider in the rapidly evolving energy services business and to share in the benefits of industry restructuring which is already occurring in New York, Maine, Connecticut and other states.

     Size:  If  approved,  the  post-Merger  Energy  East  system  will  serve
     ----
approximately 1,359,000 electric customers in two states and 545,300 gas customers in three states. For 1998: (1) the combined assets of post-Merger Energy East, CMP Group and CTG Resources would have totaled approximately $7.4 billion; and (2) combined operating revenues of these Companies would have totaled approximately $4 billion.

     By comparison, there are several registered electric utility holding companies that are significantly larger than the post-Merger Energy East system. The following table shows the post-Merger Energy East system's relative size as compared to other registered systems in terms of assets, operating revenues and customers.(19)

-----------------------

(16) American Electric Power Co., 46 S.E.C. 1299, 1309 (1978).
     ---------------------------
(17) Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).
     ---------------------------
(18) American Electric Power Co., 46 S.E.C. at 1307 (1978).
     ---------------------------
(19) Source: U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding
     Company  Act  of  1935  as of July 1, 1999 (data provided is as of Dec. 31,
     1998).

              Total Assets    Operating Revenues   Electric Customers
System         ($Million)         ($Million)           (Thousands)
-----------  --------------  --------------------  -------------------
Southern. .  $       36,192  $             11,403                3,794
Entergy . .          22,848                11,495                2,495
AEP . . . .          19,483                 6,346                3,022
GPU . . . .          16,288                 4,249                2,041
CSW . . . .          13,744                 5,482                1,752
Energy East           7,398                 3,983                1,359

     As illustrated by the table above, Energy East will be a small registered holding company in comparison to other registered holding companies. In addition, Energy East's operations will not exceed the economies of scale of current electric generation and transmission technology, or gas transportation technology, or provide undue power or control to Energy East in the region in which it will provide service.

     Efficiencies  and economies:  The Commission has rejected a mechanical size
     ---------------------------
analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative, particularly in light of the improved economies of scale that can be achieved through a combination. (20)

     By virtue of the Merger, post-Merger Energy East will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American
                                                                        --------
Electric  Power  Co.(21)  Among  other  things,  the Merger is expected to yield
-------------------
significant capital expenditure savings through facilities consolidation, corporate and administrative programs, non-fuel purchasing economies and combined gas supply. These expected economies and efficiencies from the combined utility operations are described in greater detail below.

     Competitive Effects: In Northeast Utilities (22) the Commission stated that
     -------------------      -------------------
"antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Energy East, CMP Group and CTG Resources will file Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition in the relevant markets. It is a condition to the consummation of each of the CMP Group and CTG Resources Mergers that the applicable waiting periods under the HSR Act shall have expired or been terminated.

     In addition, the competitive impact of the CMP Group Merger is currently being considered pursuant to the October 1, 1999 filing of Energy East and CMP
Group with FERC under Section 203 of the Federal Power Act. A detailed explanation concerning why such merger will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of Stephen Henderson, an economist and Vice President of PHB Hagler Bailly, filed with the FERC application. Mr. Henderson's testimony addresses potential horizontal and vertical market power issues by analyzing not only Energy East's merger with CMP Group, but also its acquisition of the natural gas operations of CNE and CTG Resources. Mr. Henderson concludes that no market power concerns are raised by the proposed transactions. A copy of the FERC application, including Mr. Henderson's prepared testimony as an attachment, is filed as Exhibit D-1 hereto. It is anticipated that FERC will rule that the CMP Group Merger will not significantly affect competition in any relevant market.

-----------------------

(20) See,  e.g.,  1995  Report  at  73-4; Centerior Energy Corp., HCAR No. 24073
     ---   ---                            ---------------------
     (April  29,  1986).
(21) American  Elec.  Power  Co.,  Inc.,  46  S.E.C.  1299,  1309  (1978).
     ----------------------------------
(22) Northeast  Utilities,  HCAR  No.  25221  (Dec.  21,  1990).
     --------------------

     The Merger has been carefully structured to protect the interests of consumers and other local interests while ensuring that the only management interlocks created are those which are necessary to integrate CMP Group and CTG Resources into the Energy East system. Furthermore, there will be continuity of management because, following the Merger, the management of the regulated utility subsidiaries of CMP Group and CTG Resources will largely be comprised of their respective current management. In addition, the CMP Group Merger Agreement provides that the current CMP Group Board of Directors will serve as an advisory board to Central Maine Power, and the CTG Resources Merger Agreement provides that the current CTG Resources Board of Directors will serve as an advisory board to the surviving company. Such continuity of management oversight will help to assure that the management of the regulated utility subsidiaries of CMP Group and CTG Resources remain responsive to local regulation and to other essentially local interests. For the reasons set forth above, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     2.     Section  10(b)(2)
            -----------------

          (a)     Reasonableness  of  Consideration

     Section 10(b)(2) requires the Commission to determine whether the consideration to be given by Energy East to the holders of CMP Group common stock and CTG Resources common stock in connection with the Merger, including fees and expenses of the Merger, is reasonable and whether it bears a fair relation to the investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the most recent quarterly price data, high and low, for CMP Group and CTG Resources common stock provide support for the consideration paid in the Merger. Comparative Per Share Market Price:

                       ENERGY EAST*
                       PRICE RANGE
                    HIGH         LOW
                -------------  --------
1997
First Quarter.  $       12.25  $ 10.625
Second Quarter  $       11.25  $10.3125
Third Quarter.  $     13.5938  $10.4063
Fourth Quarter  $      17.875  $ 12.875

1998
First Quarter.  $       20.25  $16.5313
Second Quarter  $     22.0938  $19.4689
Third Quarter.  $     25.6875  $19.9375
Fourth Quarter  $       29.00  $ 23.375

1999
First Quarter.  $      28.625  $24.5625
Second Quarter  $      28.125  $  24.75
Third Quarter.  $     27.0625  $ 22.625

*Per share amounts have been restated to reflect Energy East's two-for-one common stock split effective April 1, 1999.

                     CMP GROUP
                    PRICE RANGE
                   ------------
                    HIGH        LOW
                ------------  --------
1997
First Quarter.  $     11.625  $  10.50
Second Quarter  $      12.75  $  10.00
Third Quarter.  $    13.5625  $12.0625
Fourth Quarter  $      15.50  $ 12.875

1998
First Quarter.  $    17.8125  $  15.25
Second Quarter  $     20.375  $17.0625
Third Quarter.  $      20.50  $16.9375
Fourth Quarter  $      20.00  $  16.75

1999
First Quarter.  $    19.5625  $  16.25
Second Quarter  $      26.75  $  17.75
Third Quarter.  $      27.00  $  26.00

                CTG RESOURCES
                 PRICE RANGE
                     HIGH         LOW
                --------------  --------
1997
First Quarter.  $       25.375  $ 21.375
Second Quarter  $        22.25  $  20.75
Third Quarter.  $      23.8125  $ 21.625
Fourth Quarter  $        26.50  $  22.75

1998
First Quarter.  $        26.75  $ 23.375
Second Quarter  $      25.9375  $21.9375
Third Quarter.  $        24.50  $ 22.375
Fourth Quarter  $      26.3125  $ 22.625

1999
First Quarter.  $       26.375  $  22.25
Second Quarter  $        36.75  $ 22.125
Third Quarter.  $       37.188  $  34.25

     On June 14, 1999, the last full trading day before the public announcement of the execution and delivery of the CMP Group Merger Agreement, the closing price per share of CMP Group common stock as reported on the NYSE -- Composite Transaction of CMP Group common stock was $20-1/16. On June 29, 1999, the last full trading day before the public announcement of the execution and delivery of the CTG Resources Merger Agreement, the closing price per share of CTG Resources common stock as reported on the NYSE-- Composite Transaction of CTG Resources common stock was $35.625.

     In its determinations as to whether or not a price meets the reasonableness standard, the Commission has considered whether the price was decided as the result of arms-length negotiations (23) and the opinions of investment bankers,
(24) among other things. For the reasons given below, there is no basis in this case for the Commission to make any negative findings concerning the consideration being offered by Energy East in the Merger. The Commission has previously recognized that when the consideration to be paid in an acquisition is the result of arms length negotiations between the management of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied.(25) The agreed-upon level of consideration was the product of extensive and vigorous arms length negotiations between Energy East and each of CMP Group and CTG Resources. These negotiations were preceded by appropriate due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. An extensive discussion of the negotiations that took place in connection with the CMP Group Merger is found at pages 17-20 of the CMP Group Proxy Statement, incorporated by reference as Exhibit C-2. An extensive discussion of the negotiations that took place in connection with the CTG Resources Merger is found at pages 27-32 of the CTG Resources Proxy Statement/Prospectus, incorporated by reference as Exhibit C-1.

-----------------------

(23) In  the  Matter of American Natural Gas Company,  HCAR  No. 15620 (Dec. 12,
     -----------------------------------------------
     1966).
(24) Consolidated  Natural  Gas Company, Holding Co. Act Release No. 25040 (Feb.
     ----------------------------------
     14, 1990).
(25) See  Entergy  Corporation,  et  al,  HCAR  No.  25952 (Dec. 17, 1993);  The
          -----------------------------                                      ---
     Southern Company,  et  al.,  40  S.E.C.  Docket 350 at 352 (Feb. 12, 1988).
     -------------------------

     Investment bankers for CMP Group and CTG Resources have reviewed extensive information concerning the CMP Group Merger and the CTG Resources Merger, have analyzed the conversion ratios employing a variety of valuation methodologies, and have opined that the conversion ratios are fair, from a financial point of view, to the respective holders of CMP Group common stock and CTG Resources common stock. The investment bankers' analyses and opinions are incorporated by reference as Exhibits G-1 and G-2. A copy of Warburg Dillon Read's opinion is attached as Appendix B to the CMP Group Proxy Statement, incorporated by reference as Exhibit C-2. A copy of PaineWebber's opinion is attached as Appendix B to the CTG Resources Proxy Statement/Prospectus, incorporated by reference as Exhibit C-1.

     Finally, Energy East engaged Morgan Stanley Dean Witter and Co. with respect to the CTG Resources Merger, and Goldman Sachs & Co. with respect to the CMP Merger. Each provided a "fairness" opinion regarding these respective transactions to the Energy East Board of Directors. In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, the Companies believes that the conversion ratios fall within the range of reasonableness, and the consideration to be paid in both the CMP Group Merger and the CTG Resources Merger bear a fair relation to the sums invested in, and the earning capacity of, the utility assets of CMP Group and CTG Resources.

          (b)     Reasonableness  of  Fees

     The Companies believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers, that they are consistent with recent precedent, and that they meet the standards of Section 10(b)(2).

     As set forth in Item 2 of this Application/Declaration, Energy East, CMP Group and CTG Resources together expect to incur a combined total of approximately $31 million in fees, commissions and expenses in connection with the Merger, excluding expenses related to integrating the operations of the merged company. Such fees will be paid on an arms length basis to third parties and are consistent with fees, commissions and expenses paid for similar transactions and approved by the Commission as reasonable. For example, Northeast Utilities alone incurred $46.5 million in fees and expenses in connection with its acquisition of Public Service of New Hampshire, and Entergy incurred $38 million in fees in connection with its recent acquisition of Gulf States Utilities -- which amounts all were approved as reasonable by the Commission.(26)

     The Companies also believe that the financial advisory fees payable to their respective investment bankers are fair and reasonable for similar reasons. Pursuant to its engagement letter, CMP Group paid Warburg Dillon Read $1 million upon the rendering of Warburg Dillon Read's fairness opinion. In addition, Warburg Dillon Read received $100,000 upon the execution of the engagement letter and is receiving a $50,000 quarterly retainer. Upon the approval of the CMP Group Merger Agreement by shareholders, Warburg Dillon Read received an additional $1 million. At the completion of the CMP Group Merger, Warburg Dillon Read will receive a fee equal to 0.6 percent of the aggregate consideration paid in the CMP Group Merger, which fee is expected to equal approximately $5.74 million, less the amount of all fees previously paid. CMP Group has agreed to indemnify Warburg Dillon Read against certain liabilities under federal securities laws, relating to or arising out of its engagement.

-----------------------

(26) See Northeast Utilities, HCAR No. 25548 (June 3, 1992); Entergy Corp., HCAR
         -------------------                                 ------------
     No.  25952  (Dec.  17,  1993).

     Pursuant to its engagement letter with CTG Resources dated June 25, 1998, PaineWebber has earned a retention fee of $200,000 and a fee of approximately $1,742,000 for the rendering of a fairness opinion. In addition, PaineWebber will receive a fee of approximately $1,642,000 upon completion of the CTG Resources Merger, and will be reimbursed for certain related expenses. PaineWebber will not be entitled to any additional fees or compensation in the event the CTG Resources Merger is not approved or otherwise completed. CTG Resources also separately agreed to indemnify PaineWebber against certain liabilities, including liabilities under federal securities laws.

     Pursuant to the engagement letter between Energy East and Goldman Sachs, Energy East paid Goldman Sachs $2.3 million upon the public announcement of the CMP Group Merger Agreement. In addition, Goldman Sachs received $2.3 million upon the approval of the CMP Group Merger Agreement by the shareholders of CMP Group. Goldman Sachs will receive an additional payment of $2.4 million at the completion of the CMP Group Merger. Energy East has agreed to indemnify Goldman Sachs against certain liabilities under federal securities laws, relating to or arising out of its engagement.

     Pursuant to the engagement letter between Energy East and Morgan Stanley Dean Witter, Energy East paid Morgan Stanley Dean Witter $1.2 million upon the public announcement of the CTG Resources Merger Agreement. In addition, Morgan Stanley Dean Witter received $1.2 million upon the approval of the CTG Resources Merger Agreement by the shareholders of CTG Resources. Morgan Stanley Dean Witter will receive an additional payment of $1.3 million at the completion of the CTG Resources Merger. Energy East has agreed to indemnify Morgan Stanley Dean Witter against certain liabilities under federal securities laws, relating to or arising out of its engagement.

     The investment banking fees paid by CMP Group, CTG Resources and Energy East are lower than fees paid in other similar transactions and approved by the Commission as reasonable. The fees reflect the financial marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

     3.     Section  10(b)(3)
            -----------------

     Section 10(b)(3) requires the Commission to determine whether the Merger will unduly complicate Energy East's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Energy East's system.

     The Commission has found that an acquisition satisfies this requirement where the effect of a proposed acquisition on the acquirer's capital structure is negligible and the equity position is at or above the traditionally acceptable 30 percent level prescribed by the Commission. (27) The Commission has approved common equity to total capitalization ratios as low as 27.6 percent. (28) Under these standards, the proposed combination of Energy East,
                                        --- ---------  -----
CMP Group and CTG Resources will not unduly complicate the capital structure of the combined system.

     Set forth below are summaries of the historical capital structures of Energy East, CMP Group and CTG Resources as of June 30, 1999 and the pro forma consolidated capital structure of post-Merger Energy East as of June 30, 1999:

-----------------------

(27) See,  e.g.,  Entergy  Corp.,  55  S.E.C.  2035  (Dec.  17, 1993); Northeast
     ---   ----   -------------                                        ---------
     Utilities,  47  S.E.C.  1279  (1990).
     ---------
(28) See  Northeast,  supra.
     ---  ---------   -----

                     Energy East, CMP Group and CTG Resources
                    Historical Consolidated Capital Structures
                              (Dollars in thousands)

                                                                          CTG
                                 PRE-MERGER ENERGY EAST    CMP GROUP   RESOURCES
Common Stock Equity. . . . . .  $ 1,754,365         52.8%  $  541,478  $  133,779
Preferred stock not subject to
mandatory redemption . . . . .       10,131           .3%      35,528         879
Preferred stock subject to
mandatory redemption . . . . .       25,000           .8%      18,910          --
Long-Term Debt . . . . . . . .    1,535,079         46.1%     124,205     217,516
------------------------------  -----------  ------------  ----------  ----------
Total. . . . . . . . . . . . .  $ 3,324,575        100.0%  $  720,121  $  352,174

             Post-Merger Energy East Pro Forma Consolidated Capital Structure*
                                  (Dollars in thousands)
                                        (unaudited)

                                                                           POST-MERGER
                                                                           ENERGY EAST
                                                                        ------------------
Common Stock Equity  (incl. additional paid in capital). . . . . . . .  $1,913,921   43.7%
Preferred stock not subject to mandatory redemption  (of subsidiaries)      46,538    1.1%
Preferred stock subject to mandatory redemption (of subsidiaries). . .      43,910    1.0%
Long-Term Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2,376,800   54.2%
----------------------------------------------------------------------  ------------------
Total                                                                   $4,381,169  100.0%

     As can be seen from these tables, post-Merger Energy East's pro forma consolidated equity to total capitalization will be 43.7 percent, which will be significantly higher than Northeast Utilities' approved 27.6 percent common equity position and will exceed the traditionally accepted 30 percent level. The capital structure of post-Merger Energy East will also be substantially similar to the capital structures approved by the Commission in other orders.
(29)

     Protected  interests:  As  set forth more fully in Item 3.C.4 (Efficiencies
     --------------------
and Economies from the Merger (Section 10(C)(2)), Item 3.C.2(b)(iii) (Coordination between ISO-NE and NYISO) and Item 3.C.4. (Economics and Efficiencies from the Merger (Section 10(c)(2)), and elsewhere in this Application/Declaration, the Merger is expected to result in economies and will integrate and improve the efficiency of the Energy East, CMP Group and CTG
Resources utility systems. The Merger will create an entity poised to respond effectively to the fundamental changes taking place in the markets for natural gas and electric power and to compete effectively for consumers' business. The Merger will therefore be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

     As indicated previously, consummation of the Merger is conditioned upon receipt not only of the Commission's approval, but also on several state and other federal regulatory approvals. Those regulatory approvals give additional assurance that the interests of retail customers are adequately protected. FERC's approval of the CMP Group Merger will further assure that there is no significant adverse effect on competition. In sum, because the Merger does not add any complexity to Energy East's capital structure, is in the interest of investors and consumers, and is consistent with the public interest, the requirements of Section 10(b)(3) are met.

C.     SECTION  10(C)

     Section  10(c)  of the Act provides that, notwithstanding the provisions of
Section  10(b),  the  Commission  shall  not  approve:

-----------------------

(29) See,  e.g.,  Ameren  Corporation,  HCAR  No. 26809 (Dec. 30, 1997); CINergy
     ---   ----   -------------------                                    -------
Corp., HCAR No. 26934 (Nov. 2, 1998); and Centerior Energy Corp., HCAR No. 24073
                                          ---------------------
(April  29,  1986).

(1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

(2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

     1.     Acquisition  Must  Be  Lawful
            -----------------------------

     Section  10(c)(1)  requires  that an acquisition be lawful under Section 8.
Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed below, the Merger does not raise any issue under Section 8. Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the acquisition is subject to approval by the state utility commissions with jurisdiction over the acquired companies. CMP Group and CTG Resources have filed applications with the MPUC and the DPUC for approvals to approve their mergers and they anticipate that such applications will be approved.

     Section 10(c)(1) further requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above, the Merger will not result in unnecessary complexities or unfair voting powers.

     Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8.(30) Additionally, Section
-------  -------
11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

-----------------------

(30) See,  e.g.,  New  Century  Energies,  Inc.,  supra.
     ---   ---    -----------------------------   -----

          As detailed below, the Merger will not be detrimental to the carrying out of the provisions of Section 11. The combination of NYSEG's electric system and CMP Group's electric operations will result in a single, integrated electric utility system (the "new Energy East Electric System"). Integration of the new Energy East Electric System will be facilitated by NYSEG's and Central Maine Power's memberships in adjacent, highly interconnected and coordinated power pools and participation in their ISOs, and will be accomplished by the functioning of the open, competitive markets administered by the interconnected ISOs. Sellers and purchasers in either ISO's control area may engage in transactions in the other ISO's control area through readily-accessible, OASIS-based transmission access. Further, the combination of Energy East's current gas system (i.e., NYSEG's gas operations, Connecticut Energy and Maine Gas Co.) with the gas operations of CMP Group and CTG Resources will result in a single, integrated gas utility system operations in the same states as the electric system or states adjoining those states (the "new Energy East Gas System"). The Commission should accordingly find that the new Energy East Electric System will be the primary integrated public utility system for purposes of Section 11(b)(1) and the new Energy East Gas System is a permissible additional system under Section 11(b)(1)A-C.

     Furthermore, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. This Section 10(c)(2) standard is met where the likely benefits of the acquisition exceed its likely cost.(31) As discussed below, the Merger will result in the creation of an integrated electric utility system and an additional integrated gas utility system and will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2).

-----------------------

(31) See  City  of  Holyoke  v.  SEC,  972  F.2d  358  (D.C.  Cir.  1992).
     ---  --------------------------

     2.     Combination  and  Integration  of  Electric  Utility  Operations
            ----------------------------------------------------------------
          Section 2(a)(29)(A) of the Act defines an "integrated public utility system," as applied to electric utilities, as:

a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation. (emphasis added)

     The Commission has established four standards under the statutory integration requirement:

(1) The utility assets of the system are physically interconnected or capable of physical interconnection;

(2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

(3) The system must be confined in its operations to a single area or region; and

(4) The system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.(32)

-----------------------

(32) See, e.g., Environmental Action, Inc. v. Sec, 895 F.2d 1255, 1263 (9th Cir.
     ---  ----  ---------------------------------
1990),  citing  Electric  Energy,  Inc.,  38  S.E.C.  658,  668  (1958).
                -----------------------

     The Commission has traditionally been called upon to evaluate merger applications that involve the combination of two traditional electric utilities. That is, the utility applicants have been involved in all three levels or sectors of utility operations: generation, transmission, and distribution. Thus, the Commission has evaluated whether the Act's integration standard has been met when combining the assets of fully integrated utilities. Where, as here, the applicants are utilities that previously were vertically integrated, but have become almost entirely engaged in transmission and distribution, the Commission should, consistent with earlier precedent, find that an integrated public utility system can be comprised of two or more transmission/distribution companies.(33)

     Since the function of transmission and distribution facilities is to transfer electric energy from points of generation, or point of receipt from another system, to load, or point of delivery with another system, transmission facilities in and of themselves can, in appropriate circumstances, constitute an integrated system and can perform an integrating function. Because of the contiguous, highly interconnected, and coordinated relationships between the power pools and ISOs to which NYSEG and Central Maine Power belong, their transmission and distribution systems are now used, and in the future will be used even more, to accomplish transfers of power between generation and load within NYPP and NEPOOL and for transfers of power to, and through, both systems. If the Merger is approved, the Companies will implement their proposal to reduce transmission charges for transactions involving the NYSEG and Central Maine systems; that price reduction should result in increased use of the NYSEG and Central Maine Power transmission facilities and therefore an increased degree of integration.

-----------------------

(33) The Commission has previously determined that, without regard to the combining of operations of generating facilities, transmission facilities, on  their  own,  can  comprise an "integrated public utility system."  See In re
                                                                       --- -----
Sierra Pacific Power Company,  40  S.E.C.  Docket 103 (Jan. 28, 1988), aff'd sub
----------------------------                                           ----- ---
nom., Environmental  Action, Inc. v. SEC,  895  F.2d  1255 (9th Cir. 1990). As a
----------------------------------------
consequence the provisions of the Act, such as Section 10(c)(2), that incorporate or refer to this term must be interpreted so as not to thwart the Congressional intent.

          (a)     Changes  in  the  Electric  Utility  Industry

          This section and the following sections describe the sweeping structural changes that have taken place in the electric utility industry over the last two decades. These changes include transformation of the markets at both the wholesale and retail levels. Both this Commission and FERC have recognized the significance of the changes. Recent FERC initiatives are likely to promote the so-called "de-integration" of the industry even further. FERC's recent RTO NOPR is promoting further regional transmission integration efforts in order to facilitate even more competitive generation markets.(34)

     The concept of a non-vertically integrated, generation-only business enterprise was introduced with the enactment of PURPA. By the mid-1980's, non-utility generation had out-paced utility generation additions. Power marketers, which generally own no generating assets, but purchase and resell power, also had become prevalent by the early 1990's. The Energy Policy Act of 1992 further contributed to the elimination of vertical integration of electric utilities by enabling stand-alone generation of any type, with no restriction on utility ownership or technology, to be exempted from "electric utility company" status under the Act, and by significantly expanding the FERC's authority to require utilities to provide non-discriminatory transmission for third-party wholesale transactions.

     In April 1996, in its Order Nos. 888 and 889, the FERC established the framework for the development of fully competitive wholesale power markets in the United States. These orders required vertically-integrated utilities functionally to separate operation of their transmission systems from their wholesale "merchant" function -- i.e., their role as a generator and seller,
                                    ----
and/or reseller of purchased power, to wholesale customers. Order No. 888 required all transmission-owning public utilities to establish open access non-discriminatory transmission tariffs containing "pro forma" terms and conditions. Utilities were also required to functionally unbundle wholesale power services, so that they obtained wholesale transmission services under the same tariff of general applicability as do unaffiliated third parties. Under Order No. 889, utilities were required to establish or participate in an OASIS, through which any eligible customer can obtain information regarding a public utility's transmission availability and can reserve transmission capacity through the Internet pursuant to a transparent, non-discriminatory process. Finally, utilities were required to comply with standards of conduct designed to prevent employees engaged in wholesale power marketing functions from obtaining preferential access to pertinent transmission system information.

-----------------------

(34) Notice  of Proposed Rulemaking, Regional Transmission Organizations, Docket
     -------------------------------------------------------------------
     No.  RM99-2-000,  87  FERC   61,173  at 33,693 (May 13, 1999) ("RTO NOPR").

     In summary, PURPA, the Energy Policy Act of 1992, and Order Nos. 888 and 889 transformed the industry to a more competitive structure. Where previously vertically integrated companies combined generation, transmission and distribution functions to provide a "bundled" product -- delivered electricity -- to retail customers within franchised service areas, under the new functionally, or operationally, separated industry structure, separate companies, or separate functional/operational components of companies, perform the generation, merchant, transmission and distribution functions, with the goal of fostering competition in the generation sector.

          Among other things, these structural changes have resulted in the rapid development of wholesale markets through which load-serving utilities, retail aggregators, and individual retail customers are able to obtain needed electricity products. Also, there has been significant growth in the volume of trading in the wholesale electricity market, from 1.8 million MWh in the first quarter of 1995 to 513 million MWh in the second quarter of 1998.(35) Actual separation of utility generation and transmission functions has resulted from widespread divestiture of generating assets, in some cases required by state legislatures or state regulatory commissions. As reported in the RTO NOPR, since August 1997 approximately 50,000 MW of utility generating capacity has been sold, or is under contract to be sold, and an additional 30,000 MW is currently for sale; this represents more than 10 percent of all generating capacity in the United States. FERC reports that 27 utilities have sold all or some of their generating assets and seven others have assets for sale.

          Finally, many state commissions and legislatures have implemented or are considering open access at the retail level. As of October 1, 1999, twenty-four states have enacted policies, either through legislation or administrative action, requiring utilities to offer open access to retail customers. Where open retail access is provided, retail customers have the ability to "shop" for their electric power from a power supplier other than their traditional distribution utility. The distributor is obligated to deliver the third party power supplies to the customer.

          In the early years of the Act, the Commission construed the integration standard to preclude significant geographic expansion by holding company systems. However, the Commission has acknowledged that the Act must "keep pace with changing economic and regulatory climates.".(36) Thus, the Commission has attempted to "respond flexibly to the legislative, regulatory, and technological changes that are transforming the structure and shape of the utility industry." The 1995 Report states that

The statute recognizes that the application of the integration standards must be able to adjust in response to changes in "the state of the art." [T]he Division believes the SEC must respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation.(37)

The integration model presented herein represents the state of the utility industry in 1999, and accordingly should elicit the flexible and realistic response described in the 1995 Report.

-----------------------

(35) RTO  NOPR  at  33,690.
(36) Union  Elec.  Co.,  HCAR  No. 18368, at note 52 (April 10, 1974), quoted in
     ----------------
     Consolidated  Natural  Gas  Co.,  HCAR  No.  35-26512  (April  30,  1996).
     ------------------------------
(37) 1995  Staff  Report  at  66.

          (b) Restructuring of NEPOOL and NYPP into Open, Competitive and Coordinated Markets

          Both NYSEG and Central Maine Power are members of power pools in which transmission-owning members have turned over operational control of their transmission assets to ISOs. As indicated earlier, NYSEG is a member of the NYPP and has committed to transfer control over its transmission facilities to the NYISO; Central Maine Power is a member of NEPOOL and has transferred control over its transmission facilities to ISO-NE. As noted by the FERC in its RTO NOPR, the NYISO and ISO-NE were established on the platform of existing tight power pools following FERC's encouragement in Order No. 888. NYISO was formed based upon the NYPP and ISO-NE was formed based upon NEPOOL.

          The two ISOs administer competitive, bid-based markets for electric energy and other electric power products, provide non-discriminatory transmission service at a single, embedded cost-based rate, and facilitate transmission planning and expansion on a regional basis. NYISO and ISO-NE are contiguous along a 500-mile border and are interconnected by eight different interties with aggregate transfer capability of 1,600 to 2,300 MW, depending on direction and system conditions. Trade between the two ISOs is significant. Scheduled energy transfers between NEPOOL and New York were approximately 7,100,000 MWh per year for the three years ending December 31, 1998. This is equivalent to the transfer of between NYISO and ISO-NE, of 1,707 MW during every peak hour of the year.(38) As discussed below, the eight existing interties between NYPP and NEPOOL provide significant transfer capability between these control areas.

          The two ISOs engage in regular coordinated activities to ensure reliable interregional operations and to encourage robust competitive markets by simplifying interregional transactions.(39) Both ISOs operate as non-profit organizations and include investor-owned utility ("IOU") and non-IOU members, and both operate centralized power markets. In addition, both perform congestion management to free up transmission capacity for the most economic uses of the system. Through these activities, the NYISO and ISO-NE have largely accomplished the integration function that is the legislative goal of Sections 2(A)(29)(A) and 10(c)(2) and 11(b) of the Act. Furthermore, in their application to the FERC under Section 203 of the Federal Power Act, the parties have committed to reduce the effects of rate pancaking between the NYISO and ISO-NE for transactions that use both NYSEG's and Central Maine Power's transmission systems. As a result, the Merger will further enhance integration between the NYISO and ISO-NE with respect to NYSEG and Central Maine Power beyond that which has already been accomplished by the coordinated activities of the two ISOs.

-----------------------

(38) The peak hours of the year for electricity demand are the 16 "on peak" hours Monday through Friday
(39) For example, when one of the two control areas experiences energy supply or reserve shortages, the other control area will provide as much energy as possible to assist its neighbor. On a routine basis, the control areas exchange energy for economic efficiency reasons. NYPP, NEPOOL and members of both pools, including NYSEG and Central Maine Power, participate in joint pool and regional transmission planning and reliability studies.

     Finally, all of the states in which transmission-owning utility members of the NYISO and ISO-NE are located, with the exception of Vermont, have established requirements for retail choice. These state initiatives frequently include a requirement that the utilities divest some or all of their generating assets. This is designed to mitigate or eliminate the utilities' generation market power, thus making generation markets more competitive. Central Maine Power, upon completion of divestiture of its generating assets and power exchange contracts, will be solely a "wires" company that does not provide, and has no obligation to provide, electric power to customers.

               (i)     The  NYPP  and  NYISO

     Opinion No. 96-12,(40) issued by the New York Public Service Commission ("NYPSC"), sets forth the vision and goals for the future electric regulatory regime. The NYPSC's stated vision includes the following factors: (1) effective competition in the generation and energy services sectors; (2) reduced prices resulting in improved economic development for New York as a whole; (3) increased consumer choice of supplier and service company; (4) a system operator that treats all participants fairly and ensures reliable service; (5) a provider of last resort for all consumers and the continuation of a means to fund necessary public policy programs; (6) ample and accurate information for consumers to use in making informed decisions; and (7) the availability of information that permits adequate oversight of the market to ensure its fair operation.(41)

     The NYPSC directed NYSEG (and four other electric utilities) to submit a rate and restructuring plan consistent with the NYPSC's policy and vision for increased competition. These plans were to address, at a minimum: (1) the structure of the utility, both in the short and long term, including a description of how that structure complies with the NYPSC's vision and, in cases where divestiture is not proposed, effective mechanisms that adequately address resulting market power concerns; (2) a schedule for the introduction of retail access to all of the utility's customers, and a set of unbundled tariffs that is consistent with the retail access program; (3) a rate plan to be effective for a significant portion of the transition; and (4) numerous other issues relating to strandable costs, load pockets, energy services and public policy costs.(42) On October 9, 1997, NYSEG filed its plan in the form of an "Agreement Concerning the Competitive Rate and Restructuring Plan" (the "Agreement"). By orders issued January 27, 1998 and March 5, 1998, the NYPSC approved the Agreement with modifications.(43)

          The Agreement provides for the continued operation of NYSEG in a holding company structure and the formation of a competitive generating company to facilitate a subsequent divestiture of generation assets, and established a five-year period (the "Price Cap Period"), beginning March 3, 1998, during which NYSEG will reduce its retail rates. In addition, NYSEG committed to make retail access available in phases, beginning on August 1, 1999. Retail access became available to all industrial, commercial, public authority, and residential customers taking service at standard retail rates. NYSEG also agreed to unbundle its retail rates over the five year Price Cap period.

-----------------------

(40) Case  96-E-0952  -  In  the  Matter  of Competitive Opportunities Regarding
                         -------------------------------------------------------
     Electric  Service,  Opinion  No.  96-12,  issued  May  20,  1996.
     -----------------
(41) Id.  at  24.
     --
(42) Id.  at  75-76,  90.
     --
(43) Opinion  No.  96-12,  May  20,  1996,  Case  94-E-0952.

     NYSEG also committed to divest its coal-fired generation plants and agreed to sell its interest in the NM2. That transaction is expected to close in the second quarter of 2000. NYSEG agreed to be the provider of last resort during the Price Cap Period, subject to change by the NYPSC. As authorized by FERC order,(44) NYSEG's generating company affiliate, NGE Generation, Inc., sold its 50% interest in the 1,884 MW Homer City coal plant to an affiliate of Edison Mission Energy Co. NGE Generation sold six remaining coal units, representing 1,334 MW of capacity, to affiliates of the AES Corporation.(45) NYSEG subsequently entered into a contract to sell its 18% share of the NM2, representing 205 MW, to AmerGen. The only generation assets or contracts which will remain after that sale are NYSEG's hydroelectric projects, amounting to 62 MW, its NUG contracts and the contracts pursuant to which NYSEG purchases power from the New York Power Authority. In sum, NYSEG has completed divestiture of all of its fossil-fired generation, amounting to approximately 2,500 MW, and is functioning almost exclusively as a transmission/distribution company engaged exclusively in transmitting electricity from unaffiliated producers to wholesale and retail customers, located both within New York State and in adjacent states.

          On January 31, 1997, pursuant to the NYPSC's directive, the transmission-owning Member Systems of the NYPP(46) filed a proposal with the FERC to establish a fully competitive electric market in New York by forming an ISO and a power exchange. The Member Systems also proposed a joint Open Access Transmission Tariff ("OATT") to be administered by the ISO. Under this proposal, operation of the combined transmission systems of the Member Systems will be turned over to the NYISO, the governance structure of which ensures the independence of the NYISO board. On December 19, 1997, the Member Systems submitted a supplemental filing proposing the establishment of an hourly spot energy market, the implementation of congestion pricing for transmission services, the creation of transmission congestion contracts and markets for ancillary services. The Member Systems also sought authorization to engage in market-based rates for sales of energy into the NYISO administered spot market. On June 30, 1998, FERC conditionally approved the Member Systems' proposal to establish the NYISO.(47) Subsequently, on January 27, 1999, FERC conditionally accepted the NYISO OATT and related market rules, and authorized market-based rates for energy sales by the Member Systems into the NYISO administered spot market.(48) The NYISO has now satisfied the conditions under FERC's orders and is scheduled to become operational by no later than January 2000.

-----------------------

(44) New  York  State  Electric  &  Gas  Corp., et al., 86 FERC   61,020 (1999).
     -------------------------------------------------
(45) New  York  State  Electric  &  Gas  Corp., et al., 86 FERC   61,020 (1999).
     -------------------------------------------------
(46) Central  Hudson  Gas  &  Electric  Corp.  ("Central  Hudson"), Consolidated
     Edison Co. of New York, Inc. ("Con Ed"), Long Island Lighting Co. ("LILCO"), NYSEG, Niagara Mohawk Power Corp. ("Niagara Mohawk"), Orange and Rockland Utilities, Inc. ("O&R"), Rochester Gas and Electric Corp. ("RG&E"), and NYPA.
(47) Central  Hudson  Gas  &  Electric  Co., et al., 83 FERC   61,352 (1998).
     ----------------------------------------------
(48) Central  Hudson  Gas  &  Electric  Co.,  et al, 86 FERC   61,062 (1999).
     ----------------------------------------------

     The establishment of the NYISO and its concomitant assumption of operational control of the bulk power transmission system in New York State, will ensure that all participants in the newly-established competitive market have access to the transmission system on an open and non-discriminatory basis. The creation of a competitive market for electricity, coordinated and administered by the NYISO, will ensure that all sellers and purchasers are able to use voluntary bids to create a market of energy with substantial liquidity and to allow the ISO to optimize the efficiency of the spot market for electricity. The implementation of locational based marginal pricing for electricity sales and transmission service will ensure that power sold in the spot market is priced on an economically sound basis, and that the price paid for transmission service reflects the true economic cost of using the combined Member Systems' transmission systems.

          Finally, in accordance with the requirements of FERC Order No. 888 governing "tight" power pools, transmission customers transmitting power (i) within New York State, (ii) out of New York State, (iii) into New York State, or
(iv) through New York State, pay only one transmission charge under a "license plate" rate approach. This is in contrast to the traditional "pancaked" rate approach where the customer paid a separate transmission charge for the use of each utility's system. Under the "license plate" approach, only the transmission charge of the utility system to which power is delivered, or which is the point of export from the NYISO, is assessed. The elimination of pancaked transmission rates greatly reduces the cost of transmitting electricity which, in turn, increases the competition among suppliers to serve wholesale and retail customers and thus reduces prices.

     In summary, the establishment of the NYISO creates a competitive electricity market in which every generation and every reseller of such power, can participate in a competitive market. The NYISO administers a bid-based power sales system. Each day, power from sellers submitting the lowest bid will be selected to serve the aggregate customer load that participates in the market. The bid approach differs from traditional "economic dispatch" of generation only in that the seller's offered bid price, rather than its "cost-of-service," determines the rank in which it is selected to meet load. In the restructured NYPP and NYISO, every transmission system under the control of the NYISO will be used to transmit power to meet load from the most competitive suppliers, whether in state or out-of-state, including to, or through, NYSEG's and Central Maine Power's systems. Each component of the restructured functions will be part of an optimally integrated system. In other words, there are no artificial constraints or electrically isolated subsystems or areas that are not included in the larger, optimized system.

          Consistent with the terms of its OATT, when the NYISO becomes operational, it will also have the responsibility to facilitate transmission capacity additions to alleviate transmission constraints which occur during periods of high demand. As a result, through the creation of a workably competitive market structure and the "invisible hand" of supply and demand, the operations of the NYISO establish a fully integrated system for the generation, transmission and distribution by participants in the markets served by the NYISO. As discussed below, because of the strong interconnections between NYPP/NYISO and NEPOOL/ISO-NE, market participants in NEPOOL and ISO-NE are able, merely by using the Internet-based OASIS, to sell to, or purchase, from buyers or sellers, respectively, into the NYPP/NYISO and to reserve transmission rights to consummate such transactions, including transactions to, or through, NYSEG's and Central Maine Power's systems.

               (ii)     NEPOOL  and  ISO-NE

     On December 31, 1996, NEPOOL Members filed a comprehensive proposal to comply with FERC Order No. 888 and to restructure NEPOOL. Among the key elements of the NEPOOL filing were (1) the formation of ISO-NE, an independent system operator that would assume operational control of NEPOOL Members' high-voltage pool-related transmission facilities, (2) a NEPOOL OATT which replaced "pancaked" rates with a single transmission rate under the "license plate" approach, and later transactions to a single pool-wide "postage stamp" that rate initially incorporates features of (3) the creation of a power exchange, and (4) authorization for participants in NEPOOL to charge market-based rates for power and ancillary services. FERC conditionally approved the filing and required further changes. As required, NEPOOL adopted the FERC's pro forma tariff policies regarding open admission to NEPOOL, with a modification, concerning the obligations of transmission utilities to determine the need for new transmission facilities or upgrades of the NEPOOL transmission system.(49)

     Under the restructured NEPOOL, any "eligible customer" under the FERC's pro forma tariff may, upon compliance with the applicable requirements, become a member of NEPOOL.(50) A member of NEPOOL may participate fully in the competitive, integrated market including NEPOOL and adjacent areas connected by transmission. Operational control over all "Pool Transmission Facilities" ("NEPOOL PTF")(51) has been transferred to ISO-NE, and transmission anywhere on the integrated NEPOOL PTF network is provided under the ISO-NE administered OATT. In compliance with Order No. 888, NEPOOL provides for transmission service to any retail or wholesale customer located within the NEPOOL area, or service "through" the NEPOOL grid, to an interconnected utility at a single, non-pancaked transmission charge.(52) Thus, transmission from any point on the NEPOOL PTF grid to another control area, such as the NYISO, is subject to only a single transmission charge, irrespective of the number of individual utility transmission systems used to transmit the power to the New York border. Moreover, under the NEPOOL OATT, retail and wholesale customers are responsible for payment of transmission charges for use of the PTF. Irrespective of how many NEPOOL Members' transmission systems are used, there are no additional charges for use of PTF. Thus, there is no additional charge for power imported from, for example, the NYISO and delivered to a customer on the NEPOOL PTF system.

          NEPOOL and ISO-NE presently operate and administer a bid-based competitive market for electricity, in which sellers submit bids for any of seven electric power products and services: energy, ten minute spinning reserve, automatic generation control, ten minute non-spinning reserve, thirty minute operating reserve, operating capability, and installed capability. Based on these bids and on rules reflecting system conditions and constraints, NEPOOL determines which sellers will be selected to meet the aggregate load and establishes the market clearing price for those products.

-----------------------

(49) New  England  Power  Pool,  et  al.,  83  FERC  at  61,045  (1998).
     -----------------------------------
(50) FERC defines an "eligible customer" as: (i) Any electric utility (including the Transmission Provider and any power marketer), federal power marketing agency, or any person generating electric energy for sale for resale. Electric energy sold or produced by such entity may be electric energy produced in the United States, Canada or Mexico. However, with respect to transmission service that the FERC is prohibited from ordering by Section 212(h) of the Federal Power Act, such entity is eligible only if the service is provided pursuant to a state requirement that the Transmission Provider offer the unbundled transmission service, or pursuant to a voluntary offer of such service by the Transmission Provider, (ii) any retail customer taking unbundled transmission service pursuant to a state requirement that the Transmission Provider offer the transmission service, or pursuant to a voluntary offer of such service by the Transmission Provider, is an Eligible Customer under the Tariff.
(51) The NEPOOL PTFs, generally transmission facilities rated 69kV and above, constitute the bulk transmission system operated by ISO-NE.
(52) The Member Systems of NEPOOL offer service over their non-NEPOOL PTFs, i.e., non-bulk power transmission facilities that remain under the
     ---
    operational control of individual utilities, under Local OATTs administered by the individual member systems.

     Based on its finding that no market participant in NEPOOL has market power, the FERC has authorized participants in the NEPOOL market to charge competitive, market-based rates, which are reflected in sellers' bids. These bids, in turn, are subject to competitive pressure which prevents excessive proposals. In addition, ISO-NE monitors the market and identifies patterns of anomalous conduct, particularly withholding of supply, to ensure the proper functioning of the market.

          Under a 1997 State of Maine law restructuring electric utilities in the State of Maine, Central Maine Power has divested all of its non-nuclear generating assets. On April 7, 1999, Central Maine Power completed the sale of its fossil, hydroelectric and biomass generating assets to an affiliate of FPL Group, Inc. Central Maine Power recently announced the sale of its 4 percent ownership share in Vermont Yankee to AmerGen, and is in the process of selling its entitlements to energy from its 2.5 percent interest in Millstone 3 and its purchased-power contracts with non-utility generators.(53)

     In summary, under the restructured NEPOOL and ISO-NE, the high voltage grids of each transmission-owning utility in New England are combined (as they were under the prior NEPOOL Agreement) to form a single integrated transmission system. In contrast to the prior NEPOOL structure, which enabled only utility members to participate, the restructured NEPOOL allows any seller or buyer to obtain nondiscriminatory access to the fully integrated NEPOOL transmission system. Power sellers and purchasers can use this entire system by paying a single "poolwide" rate, to transmit power through and out of the NEPOOL system, to a retail or wholesale customer within NEPOOL, or as part of a sale to or purchase from one of the NEPOOL competitive markets for power described above. Through this open, transparent structure, every generator located within NEPOOL (or that can transmit its power to NEPOOL's interfaces at its border) is able to transmit power to any load within NEPOOL, or, through an interface, to load outside of NEPOOL, including in NYPP. Included in this category of transactions are transmission arrangements over the systems of Central Maine Power and NYSEG. By proposing, following the Merger, to reduce transmission charges for certain such transactions, Central Maine Power and NYSEG would increase the economic opportunities for such transactions.

               (iii)     Coordination  between  ISO-NE  and  NYISO

     As demonstrated below, NYSEG and Central Maine Power are actively engaged, and, if the Merger is approved, will be increasingly engaged, in coordinated activities. These activities include their membership in the NYISO and ISO-NE, the strong interties, active trading, and coordinated activities of these ISOs, the active participation by their representatives in inter-ISO working groups, and their participation in the NPCC Pursuant to the above-cited precedent, these coordinated activities provide an additional basis for finding that the Merger satisfies the integration standard.

-----------------------

(53) Elsewhere in New England, full customer choice began in Massachusetts on March 1, 1998; several Massachusetts utilities have divested generation assets. In Connecticut, as of January 1, 2000, up to 35 percent of peak load of each rate class in certain municipalities may choose their electric suppliers; there will be full customer choice in Connecticut by July 1, 2000. In New Hampshire, government officials expect to begin customer choice in early 2000. In Rhode Island, customer choice will occur within three months after retail access becomes available to 40 percent of customers (measured by energy sales) in New England. Vermont has not yet adopted customer choice.

               (a)     Interface  transfer  capacity

          As demonstrated by the Franchise Area Map of Major Utilities in the Northeast attached as Exhibit E-1, NYISO and ISO-NE are adjacent along the entire New York State/Vermont/Massachusetts/Connecticut border, which extends from Canada to the Long Island Sound. The ISOs are interconnected through eight separate interties: four in Vermont, one in Massachusetts, and three in Connecticut (including the undersea Long Island Sound Cable). These interties, referred to as the New York/NEPOOL Interface, consist of (1) a 345 kilovolt ("kV") intertie between Connecticut Power & Light ("CP&L") in NEPOOL and ConEd in NYPP; (2) a 345 kV intertie between Massachusetts Electric Co. in NEPOOL and Niagara Mohawk in NYPP; (3) a 230 kV intertie between the New England Electric System in NEPOOL and Niagara Mohawk in NYPP; (4) a 115 kV intertie between Vermont Electric Power Company ("Vermont Electric") in NEPOOL and the NYPA in NYPP; (5) a 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYPP; (6) an additional 115 kV intertie between Vermont Electric in NEPOOL and Niagara Mohawk in NYPP; (7) a 69 kV intertie between CP&L in NEPOOL and Central Hudson in NYPP; and (8) a 138 kV intertie between CP&L in NEPOOL and LIPA in NYPP.

     The New York/NEPOOL Interface has aggregate transfer capacity -- between 1,600 to 2,300 MW, depending on direction and system conditions.(54) As noted previously, transfers between NEPOOL and NYPP averaged 7,100,000 MWh per year over the three years from 1995 to 1998, equal to an average of 1,707 MW of transfers for every peak hour of the year, and to an average of 810.5 MW of transfers for all hours of the year.(55) As new generation is added in Maine, transfer capability increases, and NYSEG and Central Maine Power implement their transmission pricing proposal, transfers between NYPP and NEPOOL are expected to increase significantly.

     Vermont Electric has proposed to expand the Interface capacity by constructing a new 230 kV transmission line under Lake Champlain interconnecting to the NYPA system, which would add 400-500 MW of transfer capability. In addition to transmission-owning utilities in NYPP and NEPOOL, new entrants have announced plans to add significant new transmission facilities between NYISO and ISO-NE. For example, TransEnergie U.S. LTD., a subsidiary of Hydro-Quebec, has submitted an application to the FERC seeking rate approvals for a high voltage direct current ("HVDC") transmission interconnection, via 26 miles of cable underneath Long Island Sound, that would connect the United Illuminating Company's 345 kV system with LIPA's 138 kV system.(56) This project would provide fully controllable, bi-directional transfer capability of approximately 600 MW between the control areas of the NYISO and ISO-NE.

               (b) Coordination and joint planning by NYSEG and Central Maine Power through the NYISO and ISO-NE

-----------------------

(54) Prior to its divestiture of generating assets, the aggregate capacity of all of NYSEG's fossil generation was 2,366 MW, and Central Maine Power's fossil, hydroelectric and biomass generation represented approximately 1,070 MW. Thus the existing NYPP/NEPOOL Interface is capable of transferring virtually all of the power output of NYSEG's divested fossil plants to Central Maine Power customers, and more than twice the amount needed for transfers from former Central Maine Power units to NYSEG customers.
(55) Peak  hours  are  16  hours  Monday  for  five  days  a  week.
(56) Petition  of  TransEnergie  U.S.  LTD.  For  Order  Accepting  Tariff  For
     Transmission Interconnector and Granting Related Authorizations and Waivers, TransEnergie U.S. LTD., ER00-1-000 (Oct. 1, 1999).
                ---------------------

     In applying the integration standard, the Commission looks beyond simply the coordination of the generation and transmission within a system to the coordination of other activities.(57) In that regard, on August 9, 1999, ISO-NE and NYISO entered into a memorandum of understanding ("MOU"), in which, based on their recognition that better coordination among these ISOs "would result in more robust, competitive markets and facilitate interregional monitoring." The ISOs agreed to:

     Place a high priority on studying the feasibility of increasing intertie capacity;

     Identify and address market interface issues to facilitate broader competitive markets;

     Encourage market participants and others to contribute to the process of improving competition and interregional coordination, and

     Require staff of the ISOs to report periodically to the ISO CEOs, market participants and other constituencies on the status and progress of their joint interregional coordination activities.

          The ISOs have established four joint working groups to carry out the goals of the MOU. The Operations Working Group will develop and implement procedures and practices which maximize the efficiency of markets while protecting bulk power system reliability and security. Among other things, this group will implement uniform procedures for confirming transactions and schedules between control areas and will establish a uniform procedure for administering dispatchable contracts.

          The Planning Working Group is charged with enhancing the overall coordination of reliability planning among the three ISOs. It will establish protocols for coordinating planning activities between the ISOs; establish technical processes to strengthen coordination between the ISOs' planning and assessment procedures; and investigate the feasibility of increasing inter-tie capacity.

          The Business Practices Working Group is charged with furthering the seamless interfaces between the ISOs, minimizing the potential for contract curtailments, and identifying business practices that promote market effectiveness and efficiency. It will identify rules or practices that need to be addressed to enhance seamless markets; develop guidelines to mitigate the need for Transmission Load Relief by identifying and coordinating regional redispatch opportunities, and identify and provide consistent information required to support competitive markets. Finally, the Public Information Working Group will seek to optimize the information available to market participants to facilitate multi-regional trading and will focus on using information technologies to create synergies within the ISOs' on-line trading systems.

-----------------------

(57) See,  e.g.,  General  Public Utilities Corp., HCAR No. 13116 (Mar. 2, 1956)
     ---  ----    ------------------------------
     (coordination of maintenance and construction requirements);  Middle  South
                                                                   -------------
     Utilities,  Inc.,  HCAR  No.  11782  (March  20,  1953), petition to reopen
     ---------------
     denied, HCAR  No.  12978 (Sept. 13, 1955), rev'd sub nom., Louisiana Public
                                                ----- --- ----  ----------------
     Service Comm'n. v. SEC,  235  F.  2d.  167 (5th Cir. 1956), rev'd, 353 U.S.
     ----------------------                                      -----
     368, (1957) reh'g denied,  354  U.S.  928  (1957) (integration accomplished
                 ------------
     through an operating committee which makes and keeps records and necessary reports, coordinates construction programs and provides for all other interrelated operations involved in the coordination of generation and
                                                                  --------------
     transmission); North American Company,  HCAR  No.  10320  (Dec.  28,  1950)
                                   -------
     (coordination of future power demand, sharing of extensive experience with regard to engineering and other operating problems, and furnishing of financial aid to the company being acquired are elements of integration).
(58)

     Also, representatives of Central Maine Power and NYSEG presently serve as members of working groups, and committees that address, on a continuing basis, the issues of coordination between ISO-NE and NYISO. Following the CMP Group Merger, these representatives will continue to be engaged in these activities. As representatives of subsidiaries of the same company, Energy East, NYSEG and Central Maine Power will have an increased focus on the development and implementation of inter-pool activities, such as enhanced inter-pool transmission, "loop-flow" coordination, reserve sharing, maximization of interpool trades, and other activities which enhance the benefits of economic and efficient coordination for the Energy East electric companies.

          Finally, both NYSEG and Central Maine Power are members of the Northeast Power Coordinating Council ("NPCC"). NPCC was established in 1966 to promote the reliability of the international interconnected bulk electric systems in Northeastern North America. The NPCC establishes reliability criteria, coordinates system design and operations, and regularly assesses and assures compliance with such reliability criteria. The NPCC Membership Agreement was modified in November 1998 to provide for open, inclusive membership and fair and non-discriminatory governance. The NPCC task forces include the Task Force on Coordination of Planning and the Task Force on Coordination of Operations, both of which are focused on the enhancement of coordination between members of the NPCC, including NYSEG and Central Maine Power.

(iv) Integrating effects of NYISO and ISO-NE Transmission Tariffs With the introduction of non-pancaked transmission charges within the
NYISO and ISO-NE control areas, the historic pattern of appreciable energy exchanges between the New York and NEPOOL control areas is likely to increase. This is due to a number of factors, including the elimination of pancaked rates in the two ISOs; the elimination of pancaked losses; the ease of conducting transactions over the two ISOs' OASIS sites; the active marketing efforts by the new generating capacity owners and marketers; the expected construction of new so-called "merchant plant" generating capacity to serve distant loads; and the planned increase in New York-NEPOOL interface capacity. The old system of pancaking rates made transactions using several transmission systems less economic. Moreover, the old system of multiple transmission providers and OASIS sites administered by individual utilities, rather than ISOs, was administratively burdensome. The combination of increased centralized control within NEPOOL and the New York control areas, decreased pancaking, one-stop shopping for transmission service, and the direct interconnection of the two control area operators that administer service over the NYSEG and Central Maine Power systems will enhance the integration of NYSEG and Central Maine Power.

(v) NYSEG's and Central Maine Power's transmission pricing proposal will provide additional integration

          As discussed above, most owners of generating facilities in New York and New England today do not own transmission or distribution. Under the terms of the ISO-NE and NYISO transmission tariffs, these companies can reserve transmission capacity, including, if necessary, across the NEPOOL-NYPP Interface, and thereby access markets anywhere within NEPOOL or NYPP. Once the NYISO becomes operational, it will have control over all transmission facilities in that State. In New England, in accordance with existing NEPOOL policies, NEPOOL PTFs are controlled by ISO-NE, while control over lower voltage and other non-NEPOOL PTF facilities is retained by their utility owner. Access over non-PTF transmission facilities is available pursuant to each individual utility's open access transmission tariff. Central Maine Power, for example, provides service over its non-PTF, consisting primarily of 34.5kV facilities, under its Local OATT.

     As part of their filing with the FERC under Section 203 of the Federal Power Act, NYSEG and Central Maine Power have developed a proposal that will further integrate their two transmission systems without disrupting the current operations of the NYISO and ISO-NE or the carefully constructed ISO tariff mechanisms that are already in place. To the extent that NYSEG and Central Maine Power are able to assess charges for transactions that use both of their transmission systems, the applicants have committed to eliminate the effects of one of the two system charges, thereby reducing "pancaking" effects for those transactions. Although control of all New England utilities' PTF, is under the operational control of ISO-NE, New England utilities, including Central Maine Power, directly provide transmission service over their non-transferred facilities, i.e., their non-PTF system, under the terms of their individual
             ----
OATTs. In the FERC application, the applicants committed that, upon consummation of the CMP Group Merger, they would eliminate the local point-to-point transmission charge under Central Maine Power's OATT in situations where a generator could be assessed charges by both Central Maine
Power and NYSEG with respect to wheeling transactions over both the CMP and NYSEG systems. A more detailed explanation of the proposal is contained in the FERC application including the joint affidavit of Messrs. Garwood and McKinney. See Exhibit D-1. Reducing the charges for these types of transmission arrangements will increase the quantity of economic transactions between sellers and purchasers with access to the NYSEG and Central Maine Power systems, thus increasing the degree of integration between these companies. At present, more than 5,000 MW of new generation capacity has been proposed for development in Maine, and approximately 1,700 MW of new "merchant" plant capacity is currently under construction in Maine. Reductions in the cost of transmitting the output of these plants to markets in New York will inevitably result in greater sales and increased integration between these two systems and increasing power flows to and through the two systems.

A more detailed explanation of the proposal is contained in the FERC application including the joint affidavit of Messrs. Garwood and McKinney. See Exhibit D-1. Reducing the charges for these types of transmission arrangements will increase the quantity of economic transactions between sellers and purchasers with access to the NYSEG and Central Maine Power systems, thus increasing the degree of integration between these companies. At present, more than 5,000 MW of new generation capacity has been proposed for development in Maine, and approximately 2,000 MW of new "merchant" plant capacity is currently under construction in Maine. Reductions in the cost of transmitting the output of these plants to markets in New York will inevitably result in greater sales and increased integration between these two systems and increasing power flows to and through the two systems.

                    (c) Statutory Standards For Electric Integration Will Be Satisfied As demonstrated below, the Merger satisfies all four of the previously cited standards under the integration requirement.

               (i)   Physical   interconnection   or   capability   of  physical
interconnection

          In applying the requirement that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection," the Commission historically focused on physical interconnection through facilities that the parties owned or, by contract, controlled. (58) To date, the Commission

______________________

58.     See,  e.g.,  Northeast  Utilities,  HCAR  No.  35-25221  (Dec. 21, 1990)
        ---   ----   --------------------
("Northeast  Utilities")  at  note  85,  supplemented, HCAR No. 25273 (March 15,
1991),  aff'd  sub  nom.  City  of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992)
        ---------------   -----------------------
Northeast had the right to use a Vermont Electric line for ten years, with automatic two-year extensions, subject to termination upon two years notice, in order to provide power to a Northeast affiliate); Centerior Energy Corp., HCAR
                                                    ----------------------
No. 35-24073 (April 29, 1986) (Cleveland Electric Illuminating Company and Toledo Edison Company were connected by a line owned by Ohio Edison. All three were members of the Central Area Power Coordination Group ("CAPCO"). The line connecting Cleveland Electric, Ohio Edison and Toledo was a CAPCO line with segments owned by each of the three names utilities.); Cities Service Power &
                                                          ----------------------
Light  Co.,  14  S.E.C.  28,  53,  at  note 44 (1943) (two companies in the same
----------
holding company system were found to be interconnected where energy was transmitted between two separated parts of the system over a transmission line owned by the United States Bureau of Reclamation, under an arrangement which afforded the system the privilege of using the line).

has determined that the interconnection requirement is met through memberships in "tight" power pools and ISOs. (59) In 1992, for example, the Commission approved the merger of UNITIL Corporation with Fitchburg Gas and Electric Light Company, based on their common membership in NEPOOL (60), a regional power pool that was the basis for the FERC approved ISO-NE and associated power exchange.
UNITIL and Fitchburg were not connected through transmission lines that they owned. Rather, as the Commission noted in its order:


     [T]he Companies are indirectly interconnected through NEPOOL-designated transmission facilities ("PTF") and other nonaffiliate transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliate companies. (61)


          With respect to the "other separate agreements with nonaffiliate companies" described above, the Commission explained that Fitchburg obtained primary transmission service from New England Power Company ("NEPCO") under the NEPOOL Agreement and through NEPCO's FERC Tariff No. 3, which provided for

______________________

59.     See,  e.g.,  UNITIL  Corp.,  supra (interconnection through NEPOOL), and
        ---   ----   -------------   -----
Conectiv,  Inc.  HCAR No. 35-26832 (Feb. 25, 1998) (interconnection through PJM,
---------------
Inc.).  See also Yankee Atomic Elec. Co., 41 S.E.C. 552, 565 (1955) (authorizing
        --------------------------------
various New England companies to acquire interests in a commonly-owned nuclear power company and finding the interconnection requirement met because the New England transmission grid already interconnected the companies).

60.     New England Power Pool, 79 FERC   61,374 (1997); New England Power Pool,
        ----------------------                           ----------------------
83  FERC   61,045  (1998).

61.     UNITIL  Corp.  at  1997  SEC  LEXIS  1016,  at  *12.
        -------------
non-firm service. The Commission went on to note that Fitchburg was eligible to use NEPCO's FERC Tariff No. 4 (62) should Fitchburg and UNITIL Power conduct more power sales or swaps.

          In  1998,  based on UNITIL, the Commission found that Delmarva Power &
                              ------
Light Company and Atlantic Energy, Inc. met the physical interconnection requirements of Section 2(a)(29)(A) through their common membership in PJM Interconnection, LLC ("PJM"), which was a regional power pool and the first FERC-approved, operational ISO. (63) In both UNITIL and Conectiv, the Commission stated that it was not necessary for the applicant to construct an additional transmission line interconnecting the affected electric utility companies "since present transmission arrangements provide adequate service." (64)

          The NYSEG and Central Maine Power systems satisfy the requirement that they be "physically interconnected or capable of physical interconnection" through their respective memberships in NYPP/NYISO and NEPOOL/ISO-NE and through the interconnections and trading between NYPP/NYISO and NEPOOL/ISO-NE described above. A finding of interconnection through membership in directly interconnected tight power pools and ISOs, such as NYPP/NYISO and NEPOOL, where market participants, including NYSEG and Central Maine Power, are free to and frequently do engage in interpool transactions, is consistent with Commission precedent and the Act's integration standards, particularly in light of the continued evolution of the electric industry.

          As discussed above, any person satisfying the minimal Order No. 888 standards to be an eligible customer may directly reserve transmission capacity

______________________

62. Under FERC Tariff No. 4, Fitchburg would receive firm transmission service. Amendment No. 11 to Form U-1 of UNITIL Corporation, File No. 70-7628, at 55.

63.     Conectiv,  Inc.,  HCAR  No.  35-26832  (Feb.  25,  1998)  ("Conectiv").
        ---------------                                             --------

64.     UNITIL  Corp.,  HCAR  No. 25524 (1992), citing Electric Energy, Inc., 38
        -------------                                  --------------------
S.E.C. 658, 669 (1953) (direct interconnection not required in circumstances which would have resulted in an uneconomic duplication of transmission facilities); Conectiv, Inc., HCAR No. 35-26832, at 1998 SEC LEXIS 326, at 29,
              --------------
note  27.

required for a proposed transaction through the NYISO or ISO-NE, or both. If the customer's request for transmission service cannot be accommodated with existing transmission capacity or through congestion management procedures, member utilities under the ISO are obligated to build the necessary transmission capacity to accommodate the requested transaction under the terms of the ISO's OATT. Both the NYISO and NE-ISO have extensive planning processes designed to identify necessary capacity upgrades. The recently signed MOU commits the ISOs to coordinate their respective planning processes in order to identify and address market interface issues (such as planning for necessary capacity additions) with the goal of facilitating broader competitive markets. NYSEG and Central Maine Power personnel participate extensively in the coordinated activities of NYISO and ISO-NE and will, after the merger, jointly participate to achieve benefits for the Energy East System as a whole.

          Finally,  the  above-cited UNITIL and Conectiv holdings are consistent
                                     ------     --------
with the recommendation of the 1995 Report that the Commission "adopt a more flexible interpretation of the geographic and physical integration standards, with more emphasis on whether an acquisition will be economical and subject to effective regulation." The 1995 Report further recommended that the Commission increasingly rely on an acquisition's demonstrated economies and efficiencies, rather than upon physical interconnection, to meet the integration standard. It also noted that the Act provides the necessary flexibility for the Commission to adjust its application of the integration standards in response to changes in the state of the art, and concluded that it would be a logical extension of prior orders for the Commission to find that wheeling and other forms of sharing power (such as reliability councils and proposed regional transmission groups) also qualify as interconnection. Here, the compliance with this statutory requirement to keep apace with the industry leads to the conclusion that, through their participation in highly interconnected and coordinated power pools, in which access over the interconnected transmission systems of the pool members is available on an open access, non-discriminatory basis, and in which there has and will continue to be a significant amount of interpool transactions, NYSEG and Central Maine Power satisfy the integration standard.

               (ii)     Coordination  of  electric  operations

               NYSEG  and  Central  Maine  Power
               ---------------------------------

          Section 2(a)(29)(a) further requires that the utility assets, under normal conditions, may be "economically operated as a single interconnected and coordinated system." The Commission has interpreted this language as requiring that, in addition to physical interconnection, "the properties [must] be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to each other." (65) The Commission must find that "the isolated territories are or can be so operated in conjunction with the remainder of the system that central control is available for the routing of power within the system, North Am. Co. (66) The Commission has explained that this language "refers to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." (67) In UNITIL, as the Commission observed that with regard to
                          ------
coordinated operations of an integrated utility system:

Congress did not intend to impose rigid concepts but instead expressly included flexible considerations to accommodate changes in the electric utility industry. Thus, the Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. (68)

______________________

65.     UNITIL  Corp.,  at  1992  SEC LEXIS 1016, at *14, note 31, citing Cities
        -------------                                                     ------
Service  Co.,  14  S.E.C.  at  55.
-----------

66.     11  S.E.C.  194,  242,  aff'd,  133  F.2d  148  (2d Cir. 1943), aff'd on
                                ------                                  --------
constitutional  issues,  327  U.S.  686  (1946).
----------------------

67.     Id.
        ---

68.     UNITIL  Corp., at 1992 SEC LEXIS 1016, at *15, citing Mississippi Valley
        -------------                                  -------------------------
Generating  Co.,  36 S.E.C. 159,186 (1955), cited in Yankee Atomic Elec. Co., 36
--------------                              -------------------------------
S.E.C.  at  565.

          The requirement regarding a single interconnected system is intended to prevent the evils that arise when holding companies are expanded to include properties the operation of which has no relationship to the other properties, i.e., to prohibit ownership of properties that are electrically isolated from,
----
and not operated in coordination with, other utility properties owned by the holding company. The opposite of that scenario is the case here.

          First, as described above, the transmission facilities of NYSEG and Central Maine Power are physically interconnected through the ISOs which operate them, and through the NEPOOL/NYPP Interface, which provides transfer capability of approximately 2,000 MW for transactions between the two ISOs and the electric companies in the Energy East System. Transactions between the NYPP and NEPOOL are frequent, amounting to an average of 7,100,000 MWh for years 1995-1998. Second, once the NYISO becomes operational (by early 2000), power flows over the combined transmission systems will be centrally directed by the two ISOs, in accordance with reservations for transmission use made by transmission users, i.e., sellers or purchasers seeking to use one or both systems to accomplish
---
transactions. Simply by accessing the two ISOs via the Internet, transmission customers can arrange for seamless transmission on the NYSEG and Central Maine Power systems, including access through the NEPOOL/NYPP Interface, and thereby transmit power to either system, or, using "through and out" service, to other interconnected utilities. Finally, economical operation as an interconnected and coordinated system is enhanced by the proposal of Energy East and CMP Group to eliminate duplicative transmission charges for transactions involving the NYSEG and Central Maine Power systems.

          Because access between ISO-NE and NYISO is not restricted by any artificial barriers, each generator that provides power to the transmission systems of Central Maine Power or NYSEG, and the transmission and distribution facilities of those companies over which such power flows, are "so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to the other." (69) Through the economic incentives of the bid process, and the availability of open access transmission, the most competitive sources of generation, located within ISO-NE, NYISO, or other areas able to import to these ISOs, are selected to meet load. Thus, the historical efficiencies achieved through economic dispatch within NEPOOL and NYPOOL can be exceeded with the combined resources available in both pools.

     The resulting optimization of resource use that occurs through the combination of the contiguous, mutually-accessible competitive markets in New York and New England, as enhanced by the elimination of pancaked transmission rates for transmission facilities controlled by the NYSEG and Central Maine
Power and the joint activities of NYSEG and Central Maine Power in electric transmission and distribution functions, satisfies the requirement that the resulting system be capable of being economically operated as a single integrated and coordinated system.

Further, the companies anticipate that the electric operations of NYSEG and Central Maine Power after the CMP Group Merger will be further coordinated through joint purchases of electric transmission and distribution equipment, participation in a joint task force for transmission planning, development and usage, and a joint task force on electric distribution issues and emergency planning and unified Energy East activities and participation on the respective operating and business committees of NYISO and ISO-NE.

          Maine  Electric  Power  Company.
          -------------------------------

          MEPCo owns and operates a 345-kV transmission interconnection between Wiscasset, Maine and the Maine-New Brunswick international border at Orington, Maine, where its lines connect with the portion of the interconnection constructed in the province of New Brunswick, Canada, by The New Brunswick Power Corporation. Central Maine Power owns 78.3% of MEPCo's common stock. The

______________________

69.     Cities  Service  Power  &  Light  Co.,  14  S.E.C.  28,  at  55.
        -------------------------------------
remaining voting stock of MEPCo is owned by two other Maine electric utilities, Bangor Hydro Electric Company and Maine Public Service Company. MEPCo provides service over its facilities pursuant to a non-discriminatory FERC approved OATT. Long-term transmission capacity on MEPCo's facilities is fully reserved. MEPCo is directly connected to Central Maine Power and the two transmission systems are fully integrated; as shown above, Central Maine Power will be a fully integrated component of the new Energy East Electric System. Therefore, MEPCo satisfies the Act's requirements for integration of electric utility systems.

          NORVARCO
          --------

          NORVARCO holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator, in Chester, Maine, adjacent to MEPCo's transmission interconnection. Operation of the static var compensator helps to ensure the reliable interconnection between NEPOOL and Canadian utilities (New Brunswick Power and Hydro-Quebec), by providing voltage control on the Brunswick transmission interconnection that prevents the loss of the MEPCO line that might otherwise occur following the loss of the Hydro-Quebec transmission interconnection. Following the CMP Group Merger, NORVARCO would similarly function as a fully integrated component of the new Energy East Electric System and thus will satisfy the Act's integration standard.

               (iii)     Single  area  or  region

     The Commission's third requirement for integration is also satisfied. The Energy East electric system will operate in a single area or region. The electric system will operate in upstate New York and central and southern Maine in the northeast region of the United States. Although the service territories of NYSEG and CMP do not touch or overlap, they are within the same general region. The Commission has approved a number of similar combinations of electric utilities. (70)

______________________

70.   See,  e.g.,  WPS  Resources  Corp.,  HCAR  No.  26922  (Sept.  28,  1998).
      ---   ----   ---------------------

     The Commission has made clear that the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state. In considering size, the Commission has consistently found that utility systems spanning multiple states satisfy the single area or region requirement of the Act. (71)

     It  should  be  noted that in the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be madein light of the effect of technological advances on the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration." (72) The 1995 Report also recommends that primacy be given to "demonstrated economies and efficiencies to satisfy the statutory integration requirements." (73) As set forth in Item 3.C.3, the Merger will result in numerous economies and efficiencies for the utilities and, in turn, their customers. Additionally, as discussed above, given the high level of interpool transactions and ready transmission access between NEPOOL and NYPP, and the elimination of rate pancaking, the net effect is a regional northeast U.S. grid, from both an operational and economic standpoint. By virtue of their common memberships in the highly interactive NYPP and NEPOOL tight pools, and their respective ISOs, NYSEG and Central Maine Power will be part of the same region.

______________________

71.     See,  e.g., Entergy, supra, (approving power system covering portions of
        ---   ----  --------------
four  states):  Southern  Co.,  HCAR No. 24579 (Feb. 12, 1988); (approving power
                -------------
system  covering  portions of four states); New Century Energies, Inc., HCAR No.
                                            -------------------------
26748 (Aug. 1, 1997) (approving integrated system covering portions of five states).

72.     1995  Report  at  73.

73.     1995  Report  at  73.

               (iv) Not so large as to impair advantages of localized management, efficient operation, and the effectiveness of regulation

     Finally, with respect to the Commission's fourth requirement, the Energy East system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. CNE will maintain its corporate headquarters in Bridgeport, Connecticut. After the Merger, Energy East will maintain its principal office in Stamford, Connecticut, while CMP Group will continue to maintain its corporate headquarters in Augusta, Maine and CTG Resources will continue to maintain its corporate headquarters in Hartford, Connecticut. The management of post-Merger Energy East will be drawn primarily from the existing management of Energy East, Connecticut Energy, CMP Group, CTG Resources, and their subsidiaries. (74) This structure will preserve all the benefits of localized management that Energy East, CMP Group and CTG Resources presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from the Merger.

     Additionally, the post-Merger Energy East system will not impair the effectiveness of state regulation. NYSEG, CMP Group's and CTG Resources' utility subsidiaries will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the NYPSC, MPUC, DPUC, the FERC and the NRC. Energy East, CMP Group and CTG Resources are working closely with all agencies to the extent necessary to ensure they are well informed about the Merger, and the Merger will not be consummated unless all required regulatory approvals are obtained. Pursuant to the recommendations contained in the 1995 Report this last factor is significant, as the Division stated therein "where the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if

______________________

74. The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management," (Centerior, supra) or where the
                                                  ---------  -----
acquired  company's management would remain substantially intact.  (AEP, supra).
                                                                    ---  -----
the standards of the Act are otherwise met," (75) especially since the Merger will result in a system similar to the traditional registered holding company system.

     The electric operations of NYSEG and Central Maine Power are coordinated through joint planning with, and for, NYISO and ISO-NE and joint distribution activities. Given the close coordination of NYISO and ISO-NE, the area encompassed should be considered a single area or region and given the maintenance of corporate headquarters in Connecticut, Maine and New York and ongoing regulation by various state and federal authorities, there is no impairment of localized management, efficient operation or effective regulation.

     3.   Combination  of  Gas  Utility  Operations
          -----------------------------------------

          (a)  Section 10(c)(1)

     Energy East's acquisition of the gas operations of CMP Group and CTG Resources, as well as Energy East's retention of NYSEG's, Connecticut Energy's and Maine Gas Co.'s existing gas operations, is lawful under Section 8 of the Act and would not be detrimental to the carrying out of Section 11 of the Act.

               (i)  Section 8

     Section  8  of  the  Act  provides  that:

          [w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof
          (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest.

______________________

75.     1995  Report  at  74.

     A fair reading of this section indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both integrated electric utility systems and integrated gas utility systems.

     Energy East, as a combination company, is permissible pursuant to the terms of Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in Energy East is lawful under all applicable state laws and regulations. The Merger will not result in any change in the provision of gas and electric services of any so-called combination system within a given state. Energy East, through NYSEG, will continue to provide electric and gas service in the State of New York and CMP Group, through its utility subsidiaries, will continue to provide electric service in the State of Maine. Since New York and Maine both permit combination gas and electric utilities serving the same area, the Merger does not raise any issue under
Section 8. Moreover, earlier concerns that a holding company such as Energy East would be able to greatly emphasize one form of energy over the other based on its own agenda have substantially receded because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy in whatever form. Furthermore, state regulators will have sufficient control over, and are unlikely to approve, a combination company that attempts to undertake such practices. Indeed, with regard to retail sales of electric power, Energy East and CMP Group have divested virtually all of their generation assets, and Central Maine Power has transferred and NYSEG either has transferred or, as soon as the NYISO becomes operational, will transfer, operational control of their transmission facilities(76) to an ISO, effectively depriving the utilities (and their holding companies) of both the ability and the incentive to favor one form of energy over the other.

______________________
76. As noted above, Central Maine Power has retained control of its "non-PFT" facilities.

               (ii)     Section  11

     Even if Section 8 of the Act were not interpreted as generally permitting the combination of separate gas systems where such combination is approved and accepted by the relevant state commissions, Sections 10 and 11 of the Act contain additional provisions that permit the retention by Energy East of its existing integrated gas system (consisting of the gas operations of NYSEG, Connecticut Energy and Maine Gas Co.) and the acquisition of the gas operations of CMP Group and CTG Resources.

     Section 10(c)(1) prevents the Commission from approving an acquisition that "would be detrimental to the carrying out of the provisions of Section 11."
Section 11(b)(1) of the Act generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric.

     An exception to the requirement of a "single system" is provided in Section 11(b)(1) A-C (the "ABC clauses").(77) A registered holding company may own one or more additional integrated public utility systems -- i.e., gas as well as
                                                            ----
electric -- if each system meets the criteria set forth in these clauses. As discussed below, post-Merger Energy East qualifies under the exception established pursuant to the ABC clauses to retain the integrated gas system, comprised of the gas operations of NYSEG, Connecticut Energy, Maine Gas Co. and CTG Resources.

               (b)     "ABC"  Clauses

     Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems if:

     (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

______________________
77.     See, generally, NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999).
        ---  ---------  ----------------------

     (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

     (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

     For the reasons set forth below, a divestiture order would be contrary to the public interest and Energy East therefore requests that the Commission authorize retention of Energy East's existing gas operations, including Connecticut Energy's. Furthermore, Energy East requests that the Commission authorize Energy East's acquisition of the gas operations of CMP Group and CTG Resources.

     In the 1995 Report, the Commission Staff recommended that the Commission "liberalize its interpretation of the 'ABC' clauses."(78) In its recent decisions in New Century Energies, Inc.,(79) Conectiv, Inc.,(80) and WPL
               -----------------------------       ---------------           ---
Holdings,  Inc.,(81)  the  Commission  applied  the  ABC  clauses  to a proposed
--------------
acquisition by a to-be-registered holding company. The Commission reconsidered and rejected the implicit requirement, in many of its earlier decisions, of evidence of a severe, even crippling, effect of divestiture upon the separated system, stating that this approach is outmoded in the contemporary utility industry, and explained that as a result of the convergence of the gas and

______________________
78.     1995  Report  at  74.

79.     New  Century  Energies,  Inc.,  HCAR  No.  26749  (1997)
        -----------------------------

80.     Conectiv,  Inc.,  HCAR  No.  26832  (1998).
        ---------------

81.     WPL  Holdings,  Inc.,  HCAR  No.  26856  (1998).
        --------------------
electric industries now under way, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together, and that this factor operates to compound the loss of economies represented by increased costs. The above-cited decisions support a favorable consideration by the Commission of the instant Application/Declaration.

     Historically, under its previous narrow interpretation of Section 11(b)(1)(A), as a guide to determining whether lost economies are "substantial," the Commission has given consideration to ratios which measure the projected loss of economies as a percentage of: (1) total gas operating revenues; (2) total gas expense or "operating revenue deductions;" (3) gross gas income; and
(4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78 percent loss of operating revenues, a 9.72 percent increase in operating revenue deductions, a 25.44 percent loss of gross income and a 42.46 percent loss of net income would afford an "impressive basis for finding a loss of substantial economies."(82)

     Here, the lost economies that would be experienced if the gas properties of Energy East (including the Connecticut Energy gas properties), CTG Resources and CMP Group were to be operated on a stand-alone basis exceed these numbers, without any increase in benefits to consumers from such divestiture. Attached to this application at Exhibit J-1 is an "Analysis of the Economic Impact of a Divestiture of the Gas Operations of Energy East." As shown in Table I-1 of that analysis, divestiture of the gas business of Energy East into a stand-alone gas company would result in a 9.6 percent loss of operating revenue, a 10.2 percent increase in operating revenue deductions; a 147.3 percent loss of gross income, and a 239.3 percent loss of net income. These figures show that the lost economies associated with the divestiture of Energy East's gas business are substantial, even under a narrow interpretation of Section 11(b)(1)(A).

     It should be noted that lost economies are typically analyzed with respect to the divestiture of an existing, and hence operationally integrated, utility. As a result, a large component of such analyses represents lost economies resulting from the immediate need to replicate services heretofore performed by the combination company, the loss of economies of scale relating to physical plant and office space and purchasing, and other factors. In contrast, when lost economies are assessed in the context of companies which, at present, are operating as stand-alone entities, the lost economies equal the foregone savings that would have been realized had the Merger taken place. In the latter case,

______________________
82.    Engineers Public Service Co., 12 S.E.C. 41, 59 (1942) (citation omitted).
       -------------------------------
the lost economies, representing economies associated with the Merger, are not the dramatic changes that result from separation of ongoing businesses that have operated long-term on a combined basis, but rather, are economies that could have been realized over time through the combination of previously unconnected businesses. By definition, measurement of lost economies associated with acquisition of currently stand-alone companies is more speculative. Energy East's divestiture analysis therefore appropriately focuses on the more concrete lost economies associated with divestiture of the gas division of NYSEG.

     As shown in Exhibit J-1, divestiture of the Companies' gas operations would cause a significant, although difficult to quantify, amount of damage to post-Merger Energy East's customers and would disrupt plans of its regulators to create a fluid and efficient total energy marketplace, and set of services. Likewise, divestiture would interfere with Energy East's ability to compete in the marketplace. Such costs to customers involve the additional expenses of doing business with two utilities instead of one (i.e., additional telephone
                                                      ----
calls for service and billing inquiries, and cost of providing access to meters and other facilities for two utilities) and costs associated with making the entities supply information to shareholders and publish the reports required by the Act. Similarly, increased costs would involve additional duties for the staffs of the NYPSC, the DPUC and the MPUC as a result of each agency dealing with one to two additional utilities. These additional duties would largely be the result of duplicating existing functions, such as separate requests for approval of financing and rate case requests.

     Energy East's competitive position in the market would also suffer from divestiture of the Companies' gas operations because, as the utility industry moves toward a complete energy services concept, competitive companies must be able to offer customers a range of options to meet their energy needs.

Divestiture of gas operations would render Energy East unable to offer its customers a significant and important option, namely gas services, and could damage Energy East's long-term competitive potential. As the Commission recognized in New Century Energies, Inc., in a competitive utility environment,
               --------------------------
any loss of economies threatens a utility's competitive position, and even a "small" loss of economies may render a utility vulnerable to significant erosion of its competitive position.(83)

     With respect to Clause B, as the Commission noted in WPL Holdings, Inc., et
                                                          ----------------------
al.,(84)  , "[c]lause B contemplates the location of an additional system in the
--
same state as the principal system or in adjoining states."(85) Here, Energy East's principal system (the integrated electric system) will be located in New York and Maine, and the "additional system" -- the integrated natural gas system -- will be located in the same states of New York and Maine and in the adjoining State of Connecticut. Hence Clause B of the ABC clauses is satisfied.

     With respect to Clause C, the continued combination of the gas operations under Energy East is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management. The gas operations of the three Companies will continue to be the same as they are today with some 545,300 customers in three states and confined to a relatively small area.(86)

     As the Commission has recognized elsewhere, the determinative consideration under this criterion is not size alone or size in the absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation.(87) Management currently is and will remain geographically close to gas operations, thereby preserving the advantages of localized management. From the standpoint of regulatory

______________________
83.     New  Century  Energies,  Inc., HCAR No. 26749, citing 1995 Report at 71.
        -----------------------------
See also WPL Holdings, Inc., HCAR No. 26856 (April 14, 1998), citing 1995 Report
--- ---- ------------------                                   ------
at  71.

84.     HCAR  No.  26856  (April  14,  1998).

85.     Id.  at  n.44.
        --

86. The relative sizes of the NYSEG, Southern Connecticut Gas, Maine Gas Co. and CNGC gas operations are shown on the maps contained in Exhibit E-1.

87.     See,  e.g.,  Conectiv,  Inc.,  HCAR  No.  26832  (Feb.  25,  1998).
        ---   ----   ---------------
effectiveness, each gas operation is organized in a separate corporation by regulatory jurisdiction thus facilitating state regulation. Finally, as detailed above, the gas operations of the three Companies will realize additional economies as a result of the Merger. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under Energy East will facilitate and enhance the efficiency of gas operations.

     In summary, the gas operations of Maine Gas Co., which are very limited in size, currently operate as a single, integrated public utility system in central Maine, and are currently operated jointly with Energy East pursuant to a Joint Venture agreement. The Merger will not affect that integrated operation. The addition of CNGC to the Energy East system in the State of Connecticut, where Southern Connecticut Gas already serves 158,000 customers and which state adjoins NYSEG's operations, will add 143,300 natural gas customers in Connecticut to Energy East's existing base of over 244,000 customers. Such an addition will bring about the benefits described above. Energy East should therefore be permitted to retain its existing gas operations (i.e., NYSEG,
                                                                    ---
Southern Connecticut Gas, and Maine Gas Co.) while being allowed to acquire and retain the natural gas utility assets of CMP Group and CTG Resources.

          (c)     Gas  utility  integration  standards  (Section  10(b)(2))

     Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

          [A] system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair(considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

     Unlike the definition of an "integrated electric utility system" in Section 2(a)(29)(A) of the Act, physical interconnection of the component parts of a gas utility system is not required. Furthermore, the Commission has not traditionally required that the pipeline facilities of an integrated system be interconnected.(88)

     The combination of Energy East's gas facilities -- NYSEG and Southern Connecticut Gas -- with the gas facilities of CMP Group (Maine Gas Co.), and CTG Resources (CNGC), will satisfy the integration standard set forth in Section
2(a)(29)(B)of  the  Act  for  the  following  reasons:

     - All three gas systems will share a "common source of supply" and will be operated as a "single coordinated system." Indeed, pursuant to a joint venture agreement, NYSEG's gas division and Maine Gas Co. are already being jointly operated.

     - All three gas systems will be able to achieve "substantial economies" in gas supply through the increased purchasing power and gas supply coordination that will result from being part of the larger combined gas system;

     - As the smallest of the combined gas operations, Maine Gas Co. and its customers will particularly benefit from these efficiencies, as well as from the expertise of NYSEG, Southern Connecticut Gas and CNGC in such areas as engineering, construction, training, meter service, testing, marketing and gas transportation; and

     - The area or region served by the three gas systems will not be "so large as to impair the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the management of CMP Group's and CTG Resources' utility subsidiaries will largely remain intact after the consummation of the Merger and the Maine Gas Co. and CNGC gas systems will be independent of, but coordinated with (in order to promote efficient operation),

______________________
88.     See In the Matter of Pennzoil Company, HCAR No. 15963 (1968) (finding an
        -------------------------------------
integrated system where respective facilities both connected with an unaffiliated transmission company but not each other). See also In the Matter
                                                          ----------------------
of  American Natural Gas Co., HCAR No. 15620 (1966) ("it is clear the integrated
---------------------------
or coordinated operations of a gas system under the Act may exist in the absence of [physical] interconnection").

          that of Energy East's current gas system, and will be subject to effective local regulation by the MPUC and DPUC, respectively.

          (i) Section 2(a)(29)(B): "substantial economies may be effectuated by being operated as a single coordinated system"

     The three gas departments will be operated in a coordinated fashion as to portfolio design and strategy, procurement, storage optimization, price risk management and contract administration. Energy East, CMP Group and CTG Resources are in the process of identifying specific components of their gas portfolios which, through joint management and coordination, will enable the combined companies to exploit opportunities for savings in the marketplace.(89)

     With regard to natural gas service, Energy East, CMP Group and CTG Resources gas subsidiaries purchase significant amounts of gas from the same supply basins in Western Canada and Texas/Louisiana, holding capacity on the Tennessee, Iroquois and Algonquin pipelines, and contract for storage services in Pennsylvania and New York. These common portfolio resources may bring long-term benefits to the Companies' customers. Moreover, as the dynamics and structure of the natural gas industry continue to change, the marketplace will create even more options for the Companies to create value through coordination of their respective gas supply portfolios. For example, demand and pricing differentials now exist and will continue to occur and, through coordinated management of their portfolios of physical and contractual assets, the Companies will be better positioned to take advantage of changing market conditions.


          (ii) Section 2(a)(29)(B): "a single area or region in one or more states"

     After consummation of the Merger, Energy East's gas operations will be located in a single region -- the northeastern United States. Although the Energy East, CNGC and Maine Gas Co. retail gas service areas will be separated by a distance of several hundred miles and, in the case of Maine Gas Co., are located in non-contiguous states, such factors by themselves are not

______________________
89.     See,  e.g.,  Item  3.C.3  Economics  and  Efficiencies  from  the Merger
        ---   ----
(Section 10(c)(2)) for information concerning Merger economies and efficiencies.

determinative. The Commission has made clear that systems separated by intervening territories are in the same region because they procure gas from a "common source of supply."(90)

     Section 2(a)(29)(B) specifically contemplates that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Moreover, in considering whether an "area or region" is so large as to impair" the advantages of localized management, efficient operation, and the effectiveness of regulation," the Commission must consider the "state of the art" in the industry. Both the Commission's precedent and the "state of the art" in the natural gas industry lead to the conclusion that, with the CTG Resources and CMP Group gas systems included, Energy East's gas utility system will operate as a coordinated system confined in its operation to a single area or region because all three systems will derive almost all of their natural gas from a common source of supply.

     Neither the Act, the Commission's orders and rulings, nor the Commission staff's no-action letters provide a definition as to what constitutes a "common source of supply." Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked to such issues as from whom the distribution companies within the system receive a significant portion of their gas supply.(91) The Commission has also considered both purchases of gas from a common pipeline(92) as well as from different pipelines when the gas

______________________
90.     See,  e.g.,  NIPSCO, HCAR No. 26975 (Feb. 10, 1999) (authorizing holding
        ---   ----   ------
company with operating company in Indiana to acquire a gas utility in Massachusetts where the gas utilities in each state received significant amounts of gas from the same supply basin).

91.     See,  e.g., In the Matter of Philadelphia Company and Standard Power and
        ---   ----  ------------------------------------------------------------
Light  Co.,  HCAR  No.  8242 (1948) ("most of the gas used by these companies in
---------
their  operations  is  obtained  from  common  sources of supply"); Consolidated
                                                                    ------------
Natural  Gas  Co.,  HCAR  No. 25040 (1990) (finding integrated system where each
-----------------
company derived natural gas from two transmission companies, although one such company also received gas from other sources).

92.     In  the Matter of the North American Co., HCAR No. 10320 (1950) (finding
        ---------------------------------------
Panhandle  Eastern  pipeline  to  be  a  common  source  of  supply).

originates from the same gas field.(93) Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

     Following consummation of the Merger, all three gas systems will derive substantially all of their gas from a common source of supply under Section 2(a)(29)(B). NYSEG receives approximately 63 percent of its gas supply from the Texas and Louisiana Basins and approximately 28.5 percent of its gas supply from the Western Canadian Sedimentary Basin, which together account for over 91 percent of NYSEG's gas supply. In addition, over 36 percent of NYSEG's total transportation capacity requirements are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. Southern Connecticut Gas receives approximately 64 percent of its gas supply from the Texas and Louisiana Basins and approximately 35 percent of its gas supply from the Western Canadian Sedimentary Basin, which together account for 99 percent of Southern Connecticut Gas's gas supply. In addition, nearly all of Southern Connecticut Gas's total

______________________
93.     See  In  the  Matter  of  Central  Power Company and Northwestern Public
        ---  -------------------------------------------------------------------
Service  Co.,  HCAR  No.  2471  (1941),  in  which  the  Commission  declared an
     -------
integrated  system  to exist where two entities purchase from different pipeline
     ----
companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."

transportation capacity requirements from each of the basins mentioned above are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. With regard to CTG Resources' gas subsidiary, CNGC, approximately 73 percent of CNGC's gas supply is received from the Texas and Louisiana basins, and approximately 26 percent of its gas supply is received from the Western Canadian Sedimentary Basin, which together account for over 99 percent of CNGC's gas supply. Approximately 98 percent of CNGC's total transportation capacity requirements are carried on the Tennessee, Iroquois, Algonquin, and Texas Eastern pipelines. With regard to Maine Gas Co., approximately 100 percent of Maine Gas Co.'s gas supply is currently received from the Portland Natural Gas Transmission System ("PNGTS") pipeline, which is interconnected with the TransCanada Pipeline, carrying Western Canadian Sedimentary Basin gas. When fully developed, Maine Gas Co. will continue to receive at least 50 percent of its gas supply from the Western Canadian Sedimentary Basin through the TransCanada Pipeline and the PNGTS pipeline.

     In addition, Sable Island gas supply from offshore Nova Scotia via the newly constructed Maritimes & Northeast Pipeline will be available to Maine Gas Co. and to NYSEG via the Tennessee Gas Pipeline, which connects to the Maritimes & Northeast Pipeline at Dracut, Massachusetts to provide service to New England, and to Southern Connecticut Gas and CNGC via the Algonquin Gas Pipeline, which connects to the Maritimes & Northeast Pipeline at Salem, Massachusetts to provide service to Massachusetts, New York and Connecticut. It is anticipated that, as Sable Island is developed, the NYSEG, Southern Connecticut Gas, CNGC and Maine Gas Co. gas facilities will draw a growing percentage of supplies from this important new supply basin.

     Purchases from and through a common pipeline, as well as purchases from a common gas field, have been found to satisfy the "common source of supply" requirement of Section 2(a)(29)(B) of the Act.(94) There is thus substantial evidence that NYSEG, Southern Connecticut Gas, CNGC and Maine Gas Co. will share a common source of supply for a significant amount of their respective gas supplies.

     Any determination of the appropriate size of the area or region calls for consideration of the "state of the art" in the gas industry. In this regard, the "state of the art" in the gas industry continues to evolve and change, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the

______________________
94.     See,  e.g.,  NIPSCO,  supra.
        ---   ----   ------   -----
construction of new pipeline capacity, the emergence of marketers and brokers, and the "un-bundling" of the commodity and transportation functions of pipelines and local distribution companies in response to various FERC and state initiatives.(95) Of particular importance has been the development, evolution and operation of market centers, trading hubs, and pooling areas. Today, trading activity conducted at market centers and trading hubs play an increasingly vital role in the overall management of the assets in a gas portfolio (supply, transportation and storage).

     As a result of these developments, coordination of the operations of two non-contiguous gas companies is no longer dependent solely upon having contractual capacity on the same interstate pipelines, so long as the two companies both have access to one or more common market centers or trading hubs. Importantly, these developments in the state of the art in the gas industry now allow gas distribution companies operating in a much larger area or region of the country to realize operating economies and efficiencies from coordinated operation that were once thought to be achievable only by contiguous or nearly contiguous gas companies supplied by the same interstate pipelines.(96)

     As indicated above, because NYSEG, Southern Connecticut Gas, CNGC and Maine Gas Co. will potentially share access through their respective pipeline transporters to industry-recognized market and supply area hubs, they will have the enhanced ability to physically coordinate and manage their portfolios of supply, transportation and storage and to support, if necessary, the underlying physical side of various financial derivatives as a means of managing price volatility.

          (iii) Section 2(a)(29)(B): System size from perspective of "the advantages of local management, efficient operation and the effectiveness of regulation."

     The integrated gas system to be formed by the combination of NYSEG, Southern Connecticut Gas, CNGC and Maine Gas Co. will not be "so large as to impair (considering the state of the art and the area or region affected) the

______________________
95.     See,  e.g.,  NIPSCO;  1995  Report  at  29-31.
        ---   ----   ------

96.     See,  e.g.,  New  Century  Energies,  Inc.,  supra.
        ---   ----   -----------------------------   ------
advantages of localized management, efficient operation and the effectiveness of regulation." Although the CNGC and Maine Gas Co. gas supply personnel will report to an officer of Energy East, and the Maine Gas Co. supply personnel will report to an officer of EE Enterprises, CNGC will retain gas supply personnel in Connecticut and Maine Gas Co. will retain gas supply personnel in Maine. Further, the affiliation of these three gas companies is expected to result in economies and efficiencies, as discussed in more detail below.

     Finally, the Merger will not have an adverse effect upon effective regulation. Following the Merger, each utility will remain subject to regulation by its current state regulator(s). Accordingly, the Commission should find that the size requirements of Section 2(a)(29)(B) of the Act are satisfied.

     For all of the above reasons, the combined gas operations and Energy East, CTG Resources and CMP Group will constitute a single integrated gas utility system.

          4.     Economies  and  Efficiencies from the Merger (Section 10(c)(2))
                 --------------------------------------------

     As discussed above, Section 10(c)(2) requires that the Commission approve a proposed transaction if it will serve the public interest by tending toward the economical and efficient development of an integrated public utility system. Through the Merger, the Companies will create an entity that is well situated to compete effectively in an increasingly active market. The efficiencies and economies brought about through the Merger, and described in more detail below, thereby serve the public interest, as required by Section 10(c)(2) of the Act.

     Although many of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.(97) Some potential benefits cannot be precisely estimated; nevertheless they should be considered.(98) In addition, Section 10(c)(2) of the Act does not require that

______________________
97.     See  American  Electric  Power  Co.,  46  SEC  1299,  1320-1321  (1978).
        ---  -----------------------------

98. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24073 (April
                                   ----------------------
29, 1986) (citation omitted); see also In Re Consolidated Edison, Inc., HCAR No.
                              --- ---- -------------------------------
2702  (May  13,  1999).

the future savings be large in relation to the gross revenues of the companies involved.(99)

     The Companies believe that the Merger will provide significant financial and organizational advantages and, as a result, the potential for substantial economies and efficiencies should be found to meet the standard of Section 10(c)(2) of the Act. Although the parties to the Merger have not quantified the value of the resulting economies and efficiencies, they have identified specific aspects of their respective businesses, which through joint management and coordination, should enable the three companies to achieve savings.

     The geographical locations of the respective electric energy service territories of NYSEG and CMP, which operate in contiguous ISOs, provide an opportunity to integrate their electric utility operations efficiently. The combined system can be operated as a single, larger cohesive system, with virtually no modification needed with respect to existing transmission facilities. As the structure of the electric utility industry continues to evolve, the marketplace will create additional opportunities for the Companies to create value through integrated operations and increased efficiencies.

     The Companies believe that their combination offers significant strategic and financial benefits to each company and shareholders, as well as to their respective employees and customers. These benefits include, among others: (i) maintenance of competitive rates that will improve the combined entity's ability to meet the challenges of the increasingly competitive environment in both the electric and gas utility industry, (ii) over time a reduction in operating costs and expenditures resulting from integration of corporate and administrative functions, including limiting duplicative capital expenditures for

______________________
99.     See  American  Natural  Gas  Co.,  43  S.E.C.  203  at  208  (1966).
        --------------------------------
administrative and customer service programs and information systems, and savings in areas such as outside legal, audit and consulting fees, (iii) greater purchasing power for gas supply and for items such as transportation services and operational goods and services, (iv) enhanced opportunities for expansion into non-utility businesses, (v) expanded management resources and ability to select leadership from a larger and more diverse management pool, and (vi) a financially stronger company that, through the use of the combined capital, management, and technical expertise of each company, will be able to achieve greater financial stability and strength and greater opportunities for earnings growth, reduction of operating costs, efficiencies of operation, better use of facilities for the benefit of customers, improved ability to use new technologies, greater retail and industrial sales diversity, improved capability to compete in wholesale power markets and joint management and optimization of their respective portfolios of gas supply, transportation and storage assets. The Applicants believe that over time the Merger will generate efficiencies and economies which would not be available to the separate companies absent the Merger and which will enable post-Merger Energy East to continue to be a low-cost competitor in the marketplace.

     The Companies are in the process of identifying additional opportunities for the merged Company to achieve administrative savings in such areas as accounting, tax, purchasing, legal, planning, human resources (including employee benefits plan management), information services, financial services, and regulatory relations.

          (a)     Corporate  Operations

     The Companies anticipate Merger-related savings in areas where costs are relatively fixed and do not vary with an increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources and information services.

          (b)     Administration

     Savings will be realized through cost avoidance in those areas where Energy East, CMP Group and CTG Resources incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Eleven such areas have been identified: administrative and general overhead; benefits administration; insurance; shareholder services; advertising;

association dues; directors' fees; and vehicles. Achieving cost savings through greater efficiencies will permit each of the operating utilities to offer more competitively-priced electric service and energy-related products and services than would otherwise be possible.

          (c)     Non-Gas  Supply  Purchasing  Economies

     Savings will be realized through increased order quantities and the enhanced utilization of inventory for materials and supplies. Currently, Energy East, CMP Group and CTG Resources independently maintain separate purchasing departments responsible for maintaining materials and supplies used by employees at various locations. In addition, all three companies procure contract services independently. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

          (d)     Gas  Supply

     Savings will be realized through the bundling of natural gas purchases in the form of larger quantities or volumes. It is anticipated that post-Merger Energy East will be able to take advantage of commodity savings based on higher total volumes of natural gas acquisition. This results in competitive market prices for all three Companies.

     Savings from these sources will be offset by the costs that must be incurred for activities essential to achieving the savings. The Companies have formed a Transition Steering Team, which will diligently pursue ways in which to avoid or minimize such offsetting costs.

(e)     Additional  Expected  Benefits

     In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

- Increased Scale-- As competition intensifies within the gas and electric industry, the Companies believe scale will be one dimension that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The

Merger is expected to improve the profitability of the combined company by adding approximately 834,300 customers to Energy East's existing customer base and providing increased economies of scale in all of these areas.

- Competitive Prices and Services-- Sales to industrial, large commercial and wholesale customers are considered to be at greatest near-term risk as a result of increased competition in the electric utility industry. The Merger will enable Energy East to meet the challenges of the increased competition and will create operating efficiencies through which Energy East will be able to provide more competitive prices to customers.

- More Balanced Customer Base-- The Merger will create a larger company with a more diverse customer base. This should reduce post-Merger Energy East's exposure to adverse changes in any sector's economic and competitive conditions.

- Financial Flexibility-- By creating a company with a larger market capitalization than had been previously experienced by any of the Companies considered on an individual basis, the Merger should improve Energy East's overall credit quality and liquidity of the securities and therefore improve Energy East's ability to fund continued growth.

- Regional Platform for Growth-- The combination of Energy East, CMP Group and CTG Resources will create a regional platform for growth in the northeastern United States. Energy East plans to expand relationships with existing customers and to develop relationships with new customers in the region. Energy East will use its combined distribution channels to market a portfolio of energy-related products throughout the region and will follow regional relationships to other geographical areas.

     For the above stated reasons, the Commission should find that the integration criteria are satisfied and approve the proposed Merger.

     5.     Retention  of  Non-Utility  Businesses
            --------------------------------------

     As a result of the Merger, the non-utility businesses and interests of CMP Group and CTG Resources will become businesses and interests of Energy East. Additionally, as a result of the Merger, non-utility assets held by Energy East, currently an exempt holding company, will become businesses and interests of post-Merger Energy East, a registered holding company. The total assets of all non-utility investments of Energy East, CMP Group and CTG Resources as of June 30, 1999 totaled $320 million. Energy East also had $1 billion of cash and temporary investment proceeds from the sale of its coal-fired generation assets, that will be used to complete the mergers and continued common stock repurchases.

     Corporate charts showing the subsidiaries, including non-utility subsidiaries, of Energy East, CMP Group and CTG Resources are filed as Exhibits E-2 through E-4. A corporate chart showing the projected arrangement of these subsidiaries under post-merger Energy East immediately after consummation of the Merger is filed as Exhibit E-5.

     Section 11(b)(1) generally limits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Although the Commission has traditionally interpreted this provision to require an operating or "functional" relationship between the non-utility activity and the system's core non-utility business, in its recent release promulgating Rule 58,(100) the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The
Commission added "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility

______________________
100. Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Non-utility Companies Engaged in Certain Energy-related and Gas-related Activities, HCAR No. 26667 (Feb. 14, 1997) ("Rule 58 Release").

activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Furthermore, in the 1995 Report, the SEC Staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers.(101) The non-utility business interests that post-Merger Energy East will directly or indirectly hold all meet the Commission's standards for retention.

     Many of the existing direct and indirect non-utility business interests of Energy East, CMP Group and CTG Resources fall within the ambit of newly adopted Rule 58 or are "exempt telecommunications companies" within the meaning of
Section  34  of  the  Act.

     The Companies will file by amendment a comprehensive listing of, and justification for, all non-utility subsidiaries.

Consistent  with  the  Commission's  recent  decisions  in New Century Energies,
                                                           ---------------------
Inc.,(102)  and  Conectiv, Inc.,(103) investments made by Energy East, CMP Group
                 --------------
and CTG Resources prior to the effective date of the Merger should not count in the calculation of the 15 percent limit for purposes of Rule 58. All additional investments made by Energy East in energy-related companies subsequent to the effective date of the Merger would, of course, be included in the 15 percent test.

D.     SECTION  10(F)

       Section  10(f)  provides  that:

           The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

______________________
101.     1995  Report  at  81-87,  91-92.

102.     New  Century  Energies,  Inc.,  HCAR  No.  26748  (Aug.  1,  1997).
         -----------------------------

103.     Conectiv,  Inc.,  HCAR  No.  26832  (Feb.  25,  1998).
         ---------------

As described in Item 4 of this Application/Declaration, and as evidenced by the applications before the DPUC and MPUC relating to the Merger, Energy East intends to comply with all applicable state laws related to the proposed transaction.

ITEM  4.  REGULATORY  APPROVALS

     Set forth below is a summary of the regulatory approvals that Energy East has obtained or expects to obtain in connection with the Merger.

A.   ANTITRUST

     The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Merger) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. Energy East, CTG Resources and CMP Group will submit Notification and Report Forms and all required information to the DOJ and FTC and the Merger will not be consummated unless the applicable waiting period has expired or has been terminated. The expiration of the HSR Act waiting period does not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds; however, Energy East believes that the Merger will not violate Federal antitrust laws. If the Merger is not consummated within twelve months after the expiration or earlier termination of the initial HSR Act waiting period, Energy East, CTG Resources and CMP Group would be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated.

B.   FEDERAL POWER ACT

     Section 203 of the Federal Power Act as amended provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. Energy East and CMP Group submitted a joint application for approval of the CMP Group Merger to the FERC on October 1, 1999. See Exhibit D-1.

C.   ATOMIC ENERGY ACT

     Central Maine Power holds an NRC non-operating license with respect to its 2.5% ownership interests in the Millstone No. 3 nuclear unit in Waterford, Connecticut. The Atomic Energy Act currently provides that a license may not be transferred or in any manner disposed of, directly or indirectly, to any person unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, Central Maine Power submitted an application on October 6, 1999 for the consent of the NRC. See Exhibit D-9.

D.   TELECOMMUNICATIONS

     Central Maine Power and MEPCo, public utility subsidiaries of CMP Group, have filed with the FCC for approval of the transfers of certain radio and microwave licenses. CNGC, the public utility subsidiary of CTG Resources, holds radio station licenses from the FCC with respect to its dispatch center and certain of its communications equipment and devices. CNGC will apply to the FCC to approve transfer of the indirect holder of the licenses as a result of the Merger. The radio license applications previously filed by Central Maine Power and MEPCo are included as Exhibit D-11. The radio license transfer applications filed by CNGC will be filed by amendment.

E.   STATE PUBLIC UTILITY REGULATION

     Connecticut: The DPUC has jurisdiction over CNGC and over Central Maine Power. CNGC is a public service company under Connecticut law because it is a gas company distributing gas for heat or power within Connecticut. Central Maine Power is a "public service company" under Connecticut law as a result of its 2.5 percent Milestone Unit No. 3 ownership interest. Energy East and CTG Resources have filed a joint application with the DPUC. See Exhibit D-7. Central Maine Power will file an application with the DPUC, a copy of which will be submitted to this Commission as Exhibit D-5.

     Maine: Under Maine law, the MPUC has jurisdiction over the indirect transfer of control of Central Maine Power and of CMP Group's other utility subsidiaries resulting from the CMP Group Merger under a standard that requires a finding that the merger is consistent with the interests of customers and shareholders. CMP Group filed with the MPUC for approval of its merger with Energy East on July 1, 1999. See Exhibit D-3. Under Maine law, the MPUC must act definitively within 180 days of the date of filing.

ITEM  5.  PROCEDURE

     The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application as soon as possible, but in any event not later than December 1, 1999.
     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM  6.  EXHIBITS  AND  FINANCIAL  STATEMENTS

A.   EXHIBITS

     A-1 Restated Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 23, 1998 (filed as Exhibit 4.1 to Energy East's Post-effective Amendment No. 1 to Registration No. 033-54155, and incorporated herein by reference).

     A-2 Certificate of Amendment of the Certificate of Incorporation of Energy East filed in the Office of the Secretary of State of the State of New York on April 26, 1999 (filed as Exhibit 3.3 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766 and incorporated herein by reference).

     A-3  By-Laws of Energy East as amended  April 23,  1999,  (filed as Exhibit
          3.4 to Energy East's Form 10-Q for the quarter ended March 31, 1999, File No. 1-14766, and incorporated herein by reference).

     A-4 Amended and Restated Certificate of Incorporation of CTG Resources (filed as Exhibit 3.2 to the Registration Statement on Form S-4 Registration No. 333-16297 and incorporated herein by reference).

     A-5 Restated Certificate and Articles of Incorporation of CMP Group (filed in the office of the Secretary of State of the State of Maine on June 11, 1999. File No. 199811590D, and filed herewith on Form S-E).

     B-1 Agreement and Plan of Merger between Energy East and CTG Resources (filed as Exhibit 2.1 to the Registration Statement on Form S-4, Registration No. 333-85333 and incorporated herein by reference.)

     B-2 Agreement and Plan of Merger between Energy East and CMP Group (filed as Appendix A to CMP Group's definitive Proxy Statement dated August 30, 1999, filed with the Commission on September 1, 1999, and incorporated herein by reference.)

     C-1 Registration Statement of Energy East on Form S-4, including Proxy Statement of CTG Resources and Prospectus of Energy East (filed on August 16, 1999, Registration No. 333-85333 and incorporated herein by reference).

     C-2 Definitive Proxy Statement of CMP Group dated August 30, 1999 (filed with the Commission on September 1, 1999 and incorporated herein by reference.)

     D-1  Application of Energy East Corporation and CMP Group to the FERC under
          Section 203 of the FPA, Docket No. EC00-001, dated October 1, 1999 (filed herewith; includes affidavits, but not exhibits to application).

     D-2  Order of the FERC in Docket No. EC00-001 (to be filed by amendment).

     D-3 Application of CMP Group, Inc. to the MPUC, Docket No. 99-411 (filed herewith).

     D-4  MPUC Order in Docket No. 99-411 (to be filed by amendment).

     D-5  Application of CMP Group, Inc. to DPUC (to be filed by amendment).

     D-6  DPUC Order (to be filed by amendment).

     D-7 Joint Application of Energy East and CTG Resources to the DPUC, Docket No. 99-08 (filed herewith).

     D-8  DPUC Order in Docket No. 99-08 (to be filed by amendment).

     D-9  Application of Central Maine Power to the NRC (filed herewith).

     D-10 NRC Order (to be filed by amendment).

     D-11 Applications   of  Central  Maine  Power  and  MEPCo  (public  utility
          subsidiaries of CMP Group) to the FCC for indirect transfer of radio and microwave licenses relating to certain communications equipment. (Filed on Form S-E.)

     D-12 Application of CNGC (CTG Resources' public utility subsidiary) to the FCC for transfer of radio licenses (to be filed by amendment).

     D-13 FCC Order(s) relating to transfer of radio and microwave licenses (to be filed by amendment).

     E-1 Maps for Energy East, CMP Group and CTG Resources: Franchise Areas of Major Utilities in the Northeast; Energy East Electric Franchise Areas (post-merger); and Energy East Natural Gas Franchise Areas (post-Merger). (Filed on Form S-E.)

     E-2  Energy East corporate chart. (Filed on Form S-E.)

     E-3  CMP Group corporate chart. (Filed on Form S-E.)

     E-4  CTG Resources corporate chart. (Filed on Form S-E.)

     E-5  Energy East (post-Merger) corporate chart. (Filed on Form S-E.)

     F-1 Preliminary Opinion of Huber Lawrence & Abell, counsel to Energy East (to be filed by amendment).

     F-2 Past-tense opinion of Huber Lawrence & Abell, counsel to Energy East (to be filed by amendment).

     G-1 Opinion of Warburg Dillon Read (filed as Appendix B to CMP Group's Definitive Proxy Statement dated August 30, 1999, and incorporated herein by reference).

     G-2 Opinion of PaineWebber Incorporated (filed as Appendix B to Proxy Statement/Prospectus included in Registration No. 333-05333, and incorporated herein by reference).

     G-3  Financial Data Schedule (filed herewith and titled "Exhibit 27").

     H-5  Retention of Non-Utility Subsidiaries (to be filed by amendment).

     I-1  Proposed Form of Notice (filed herewith).

     J-1 Analysis of the Economic Impact of a Divestiture of the Gas Operations of Energy East (filed herewith).

B.   FINANCIAL STATEMENTS

     FS-1 Pre-Merger  and pro forma combined  condensed  balance sheet of Energy
          East as of June 30, 1999, and pre-Merger and pro forma combined condensed statement of income and statement of retained earnings of Energy East for the twelve months ended June 30, 1999 (filed herewith).

     FS-2 Balance sheet of CMP Group as of June 30, 1999, and statement of income and statement of retained earnings of CMP Group for the twelve months ended June 30, 1999, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed herewith as FS 1).

     FS-3 Balance sheet of CTG Resources as of June 30, 1999, and statement of income and statement of retained earnings of CTG Resources for the twelve months ended June 30, 1999, included in the balance sheet, statement of income and statement of retained earnings of Energy East (filed herewith as FS 1).

     FS-4 Statements of income and surplus of CMP Group for the fiscal year ended December 31, 1998, 1997 and 1996 (included in CMP Group's Form 10-K for the year ended December 31, 1998, File No. 01-0519429 and incorporated herein by reference).

     FS-5 Statements of income and surplus of CTG Resources for the fiscal years ended September 30, 1998, 1997 and 1996 (included in CTG Resources Form 10-K for the year ended September 30, 1998, File No. 1-12859 and incorporated herein by reference).

ITEM  7.  INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS

     The Merger neither involves a "major federal action" nor "significantly affect[s] the quality of the human environment" as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Merger pertain to the
-------
Commission's declaration of the effectiveness of CMP Group's Proxy Statement and Energy East's Registration Statement on Form S-4, the expiration of the applicable waiting period under the HSR Act, approval of the application filed by Energy East and CMP Group with the FERC under the Federal Power Act, approval of the application filed by Central Maine Power with the NRC under the Atomic Energy Act, approval of the applications filed by Central Maine Power and MEPCo with the FCC, approval of the application with the FCC to be filed by CTGC and this Commission's approval of this Application/Declaration. Consummation of the Merger will not result in changes in the operations of the Companies that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form U-1 Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                           Energy  East  Corporation



Date:,  1999               By: /S/  Kenneth  M.  Jasinski
                           ------------------------------------------------
                           Kenneth  M.  Jasinski
                           Executive  Vice  President  and  General  Counsel



                           CMP  Group,  Inc.



Date:,  1999               By: /S/  Arthur  W.  Adelberg
                           ------------------------------------------------
                           Arthur  W.  Adelberg
                           Executive  Vice  President



                           CTG  Resources



Date:,  1999               By: /S/  Arthur  C.  Marquardt
                           ------------------------------------------------
                           Arthur  C.  Marquardt
                           Chairman, President and Chief Executive  Officer